Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank reports third quarter earnings of over $1 billion

     <<
     Third quarter highlights compared to the same period a year ago:

     - Earnings per share (diluted) of $0.98 compared to $0.87

     - Net income of $1.06 billion, versus $931 million

     - Return on equity of 18.2%, compared to 17.3%

     - Productivity ratio of 52.5%, versus 51.0%

     - Quarterly dividend at 49 cents per common share

     -------------------------------------------------------------------------

     Year-to-date performance versus key 2010 financial and operational objectives was as follows:

     Targets:

     1.  Earn a return on equity (ROE)(1) of 16 to 20%. For the nine months
         Scotiabank earned an ROE of 18.5%.

     2.  Generate growth in earnings per common share (diluted) of 7 to 12%.
         Our year-over-year growth in earnings per share was 17.3%.

     3.  Maintain a productivity ratio(1) of less than 58%. Scotiabank's ratio was 50.9% for the nine months.

     4.  Maintain strong capital ratios. At 11.7%, Scotiabank's Tier 1 capital ratio remains strong by both Canadian and international standards.

     -----------------------
     (1) Refer further below for a discussion of non-GAAP measures.
     >>

     TORONTO, Aug. 31 /CNW/ - Scotiabank today reported third quarter income of $1.06 billion compared with $931 million for the same period last year.
Year over year, net income was up 14%.
     Diluted earnings per share were $0.98, compared to $0.87 in the same period a year ago and $1.02 last quarter. Return on equity remained strong at
18.2%, compared to 17.3% last year and 19.9% last quarter. A dividend of 49 cents per common share was announced.
     "All three of our business lines contributed to our success this quarter," said Rick Waugh, Scotiabank President and CEO. "These strong results were achieved despite the negative impact of $89 million from the year-over-year strengthening of the Canadian dollar. Top-line revenue growth before the impact of foreign currency was 5% year over year.
     "We have maintained our strategy of diversification by business and geography and continued our emphasis on prudent risk and capital management while making investments in longer-term growth. This enabled us to continue
Scotiabank's track record of achieving strong quarterly results.
     "With net income of $604 million, Canadian Banking had another record quarter with all businesses contributing. Year over year, there was strong asset growth and higher contributions from wealth management. Businesses continued to earn through increased pressure on margins.
     "International Banking's core businesses performed well despite the negative impact of foreign currency translation. Results included contributions from acquisitions made in select strategic markets and a decline in provisions for credit losses. While earnings have been impacted by the lagging economic recovery in some markets, we are now seeing encouraging signs of growth.
     "Scotia Capital delivered a solid quarter, notwithstanding a decline in trading revenues, as expected, from the records set in previous quarters.
Corporate lending revenues were negatively impacted by lower lending volumes, in part due to slower than expected merger and acquisition activities.
     "A notable accomplishment was our high return on equity. As well, we generated substantial internal capital resulting in strong capital ratios, by both Canadian and international standards. This has been achieved despite adverse foreign exchange movements and several acquisitions of financial services companies and asset portfolios. Our existing shareholders have contributed significantly to our capital by reinvesting their dividends.
     "The new Basel III proposals will be finalized within the next few months and will result in a tighter and more consistent definition of capital, and higher capital levels internationally. We have completed sensitivity analyses and we are confident the Bank will be able to meet these new requirements.
Looking ahead, as the Basel III proposals are implemented, we believe that we will continue to achieve our earnings and productivity targets, while maintaining our investment in people, making acquisitions, meeting our customers' investment and credit needs, and increasing our dividends to shareholders.
     "We remain focused on our core priorities; sustainable revenue growth, capital management, leadership development, prudent risk management and expense control. With the results achieved during the first nine months of the year, we are confident we will meet our established objectives for 2010, and are strongly positioned for the future."

     <<
     FINANCIAL HIGHLIGHTS

                                              As at and               For the
                             for the three months ended     nine months ended
     -------------------------------------------------------------------------
                          July 31   April 30    July 31    July 31    July 31
     (Unaudited)             2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Operating results
      ($ millions)
     Net interest income    2,173      2,058      2,176      6,378      6,229
     Net interest income
      (TEB(1))              2,243      2,129      2,244      6,594      6,444
     Total revenue          3,784      3,873      3,775     11,563     10,722
     Total revenue
      (TEB(1))              3,854      3,944      3,843     11,779     10,937
     Provision for credit
      losses                  276        338        554        985      1,324
     Non-interest expenses  2,023      1,967      1,959      5,999      5,855
     Provision for income
      taxes                   399        444        303      1,355        812
     Provision for income
      taxes (TEB(1))          469        515        371      1,571      1,027
     Net income             1,062      1,097        931      3,147      2,645
     Net income available
      to common
      shareholders          1,011      1,048        882      2,998      2,508
     -------------------------------------------------------------------------
     Operating performance
     Basic earnings per
      share ($)              0.98       1.02       0.87       2.91       2.48
     Diluted earnings per
      share ($)              0.98       1.02       0.87       2.91       2.48
     Diluted cash earnings
      per share(1) ($)       0.99       1.04       0.88       2.95       2.52
     Return on equity(1)
      (2)(%)                 18.2       19.9       17.3       18.5       16.8
     Productivity ratio (%)
      (TEB(1))               52.5       49.9       51.0       50.9       53.5
     Net interest margin on
      total average
      assets(2) (%) (TEB(1)) 1.68       1.73       1.76       1.72       1.66
     -------------------------------------------------------------------------
     Balance sheet
      information
      ($ millions)
     Cash resources and
      securities(2)       167,396    181,390    148,257
     Loans and
      acceptances(2)      286,462    281,268    276,815
     Total assets(2)      523,424    526,125    486,469
     Deposits             365,241    371,249    333,728
     Preferred shares       3,975      3,975      3,710
     Common shareholders'
      equity(2)            22,500     21,577     20,300
     Assets under
      administration      229,289    230,964    207,913
     Assets under
      management           44,927     45,419     39,806
     -------------------------------------------------------------------------
     Capital measures
     Tier 1 capital
      ratio (%)              11.7       11.2       10.4
     Total capital
      ratio (%)              13.8       13.3       12.7
     Tangible common equity
      to risk-weighted
      assets(1)(3) (%)        9.3        8.8        7.9
     Risk-weighted assets
      ($ millions)        213,021    215,115    221,494
     -------------------------------------------------------------------------
     Credit quality
     Net impaired loans(2)
      ($ millions)          2,598      2,475      2,509
     General allowance
      for credit losses
      ($ millions)          1,450      1,450      1,450
     Sectoral allowance
      ($ millions)              -         24         48
     Net impaired loans
      as a % of loans and
      acceptances(2)(4)      0.91       0.88       0.91
     Specific provision for
      credit losses as a
      % of average loans
      and acceptances(2)
      (annualized)           0.43       0.55       0.64       0.51       0.51
     -------------------------------------------------------------------------
     Common share
      information
     Share price ($)
       High                 52.89      55.33      46.51      55.33      46.51
       Low                  47.71      44.39      33.75      44.12      23.99
       Close                51.59      51.78      45.92
     Shares outstanding
      (millions)
       Average - Basic      1,034      1,030      1,017      1,030      1,010
       Average - Diluted    1,036      1,031      1,020      1,032      1,013
       End of period        1,038      1,034      1,020
     Dividends per
      share ($)              0.49       0.49       0.49       1.47       1.47
     Dividend yield(5) (%)    3.9        3.9        4.9        3.9        5.6
     Market capitalization
      ($ millions)         53,556     53,544     46,858
     Book value per common
      share(2) ($)          21.67      20.87      19.89
     Market value to book
      value multiple(2)       2.4        2.5        2.3
     Price to earnings
      multiple (trailing
      4 quarters)            13.8       14.2       16.6
     -------------------------------------------------------------------------
     Other information
     Employees             69,950     68,028     67,482
     Branches and offices   2,747      2,730      2,689
     -------------------------------------------------------------------------
     (1) Refer further below for a discussion of non-GAAP measures.
     (2) Amounts for July 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     (3) Amounts for July 31, 2009, have been restated to reflect a new definition of tangible common equity (refer to non-GAAP measures further below).
     (4) Net impaired loans are impaired loans less the specific allowance for credit losses.
     (5) Based on the average of the high and low common share price for the period.
     >>

     Forward-looking statements

     Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2009 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

     2010 Objectives

     Our Balanced Scorecard

     <<
     Financial
     -   Return on equity of 16-20%
     -   Diluted earnings per share growth of 7-12%
     -   Long-term shareholder value through increases in dividends and stock price appreciation

     People
     -   High levels of employee satisfaction and engagement
     -   Diversity of workforce
     -   Collaboration

     Customer
     -   High levels of customer satisfaction and loyalty
     -   Deeper relationship with existing customers
     -   New customer acquisition

     Operational
     -   Productivity ratio of (less than)58%
     -   Strong practices in corporate governance and compliance processes
     -   Strong capital ratios
     -   Corporate social responsibility and strong community involvement
     >>

     Notable Business Highlights

     Serving our customers to help them become better off financially

     Our Canadian broker sourced mortgage origination business, Scotia
Mortgage Authority's client services earned them a No. 1 ranking in market share for the six months ended June 2010, as noted in the latest Mortgage
Broker Market Share Report by Davis + Henderson.
     Positive momentum continued within Scotiabank's Canadian mutual fund business through the third quarter of fiscal 2010. Scotiabank placed number one among banks for total net sales, resulting in market share gains through the past 12 months.
     Scotiabank launched Let the Saving Begin, a new program designed to inspire and empower Canadians to get on track with their saving, investing and borrowing habits.
     Scotia Capital, mandated by its clients SNC Lavalin and Innisfree, acted as Lead Underwriter for the $764 million senior secured bond transaction for the construction of the new McGill University Health Centre - one of the
largest public-private-partnership bond transactions in Canadian history.
Scotia Capital also acted as Mandated Lead Arranger for a $393 million credit facility for the project.
     Scotia Capital acted as Joint Lead Bookrunner and Syndication Agent on the Ruby Pipeline LLC US$1.51 billion credit facility, for a natural gas pipeline project financing. Scotia Capital also provided a US$100 million interest rate swap to the project.
     Scotiabank's EcoLiving Program was launched to help Canadian homeowners discover what green renovation options are available and how they can save money by reducing their energy bills and taking full advantage of the available government rebates.

     Building our operations

     In addition to the ongoing successful integration of R-G Premier Bank of
Puerto Rico, Scotiabank announced the completion of its acquisition of The
Royal Bank of Scotland's wholesale banking operations in Colombia, marking
Scotiabank's first foray into this country.

     Scotiabank recognized for excellence

     Trade Finance Magazine has named Scotiabank Best Trade Bank in Central
America and the Caribbean for the second year in a row. The magazine also named Scotiabank the Best International Trade Bank in Peru. The Global Awards
represent the opinions of over 13,000 readers, based on the services provided in selected trade sectors and regions.
     For the eighth consecutive year, Scotia Capital's Corporate Derivatives team was ranked No. 1 in Canada by an independent third-party survey firm.
     Global Finance Magazine named Scotiabank the Best Consumer Internet Bank in 20 Caribbean markets, including Barbados, Dominican Republic, Jamaica,
Puerto Rico, and Trinidad & Tobago. Scotiabank was also named the Best
Corporate/Institutional Internet Bank in St. Maarten.
     Scotiabank's annual global employee survey, ViewPoint, revealed that 84%
of Scotiabank employees are highly engaged in their work and with the Bank as an employer. This score places the Bank in the top 10 per cent of benchmarked financial services organizations. The Employee Engagement Index, a new measure on this survey, is comprised of a series of questions that include job satisfaction and pride in the Bank, and willingness to refer a friend or family member to Scotiabank Group for employment.

     MANAGEMENT'S DISCUSSION & ANALYSIS

     Non-GAAP Measures

     The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis further below. They are defined below:

     Taxable equivalent basis

     The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is
$70 million versus $68 million in the same quarter last year and $71 million last quarter. For the nine months, the TEB gross-up to net interest income and the provision for income taxes was $216 million compared to $215 million for the same period last year. For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the "Other" segment.

     Diluted cash earnings per share

     The diluted earnings per share is adjusted to add back the non-cash after-tax amortization of intangible assets to arrive at diluted cash earnings per share.

     Productivity ratio (TEB)

     Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

     Net interest margin on total average assets (TEB)

     This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

     Operating leverage

     The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

     Return on equity

     Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders'
equity. The Bank calculates its return on equity using average common shareholders' equity.

     Economic equity and return on economic equity

     For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.

     Tangible common equity to risk-weighted assets

     Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders' equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial
Institutions Canada (OSFI).

     <<
     Group Financial Performance and Financial Condition      August 31, 2010
     >>

     Financial results

     Scotiabank's net income for the third quarter was $1,062 million, compared with $931 million for the same period last year and $1,097 million last quarter.
     Diluted earnings per share were $0.98, compared to $0.87 in the same period a year ago and $1.02 last quarter.
     Return on equity remained strong at 18.2%, compared to 17.3% last year and 19.9% last quarter.

     Impact of foreign currency translation

     The table below reflects the impact of foreign currency translation on the quarter-over-quarter and year-over-year change in key income statement items. The impact of foreign currency translation was more significant when comparing this quarter to the same quarter last year, due to the significant strengthening of the Canadian dollar year over year.

     <<
     ($ millions except                 For the three           For the nine
      per share amounts)                 months ended           months ended
     -------------------------------------------------------------------------
                                   Q3 2010 vs.   Q3 2010 vs. July 31, 2010 vs.
                                      Q2 2010       Q3 2009     July 31, 2009
     -------------------------------------------------------------------------
     U.S./Canadian dollar
      exchange rate (average)
     July 31, 2010                    $ 0.960       $ 0.960       $ 0.961
     April 30, 2010                   $ 0.973
     July 31, 2009                                  $ 0.882       $ 0.833
     -------------------------------------------------------------------------
     % change                            (1)%            9%           15%
     -------------------------------------------------------------------------
     Impact on income:
     Net interest income              $    13       $   (94)      $  (422)
     Other income                          (6)          (93)         (326)
     Non-interest expenses                 (7)           56           235
     Other items (net of tax)              (1)           42           180
                                     -----------------------------------------
     Net income                       $    (1)      $   (89)      $  (333)
                                     -----------------------------------------
     Earnings per share
      (diluted)                             -         (0.09)        (0.32)
     -------------------------------------------------------------------------
     Impact by business line:
     Canadian Banking                       -            (2)          (11)
     International Banking                  4           (29)         (134)
     Scotia Capital                        (5)          (32)         (113)
     Other                                  -           (26)          (75)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Q3 2010 vs Q3 2009

     Net income

     Scotiabank's net income was $1,062 million in the third quarter, an increase of $131 million or 14% from the same period last year. Excluding the negative impact of foreign currency translation of $89 million, net income grew $220 million or 24%. This quarter's net income reflected stable net interest income and growth in wealth management revenues, while benefitting from reduced writedowns of securities and lower provisions for credit losses.
These items were partly offset by lower trading and securitization revenues, increased non-interest expenses and the impact of a higher effective tax rate.

     Total revenue

     Total revenue (on a taxable equivalent basis) was $3,854 million this quarter, up $11 million from the same period last year. Excluding the negative impact of foreign currency translation of $187 million, total revenue grew by
$198 million or 5%. The year-over-year growth reflected higher net gains on securities and growth in wealth management revenues. These items were partly offset by lower trading and securitization revenues.

     Net interest income

     Net interest income (on a taxable equivalent basis) was $2,243 million and remained relatively in line with the same quarter last year, notwithstanding the negative impact of foreign currency translation of $94 million. The increase was driven by asset growth in Canada and the acquisition of R-G Premier Bank of Puerto Rico. Partly offsetting these factors were compression in the margin and lower lending volumes in Scotia Capital.
     The Bank's net interest margin was 1.68%, compared to 1.76% last year.
The reduction in the net interest margin was a result of changes in the Prime rate lagging increases in the Bank's wholesale funding rates, higher volumes of lower-spread deposits with banks and an unfavourable change in the fair value of financial instruments used for asset/liability management purposes.
In addition, there was a decline in corporate loan origination fees. These factors were partly offset by a reduction in non-earning assets and wider spreads on floating rate assets in Canadian Banking.

     Other income

     This quarter's other income was $1,611 million, up $12 million from the same period last year, despite the negative impact of foreign currency translation of $93 million. This growth was attributed to higher net gains on securities, from a combination of higher gains on sale of securities and lower writedowns, and increased wealth management revenues. Last year's results included a writedown of an equity investment in International Banking. These items were mostly offset by a decline in securitization and trading revenues from last year's high levels and the impact of a negative change in the fair value of non-trading financial instruments.

     Provisions for credit losses

     The provision for credit losses was $276 million this quarter, compared to $554 million in the same period last year. Specific provisions were down
$166 million across all business lines, with Scotia Capital accounting for the bulk of the decrease. This quarter's provision included a $24 million reversal of the sectoral allowance specific to the automotive industry, while last year, $12 million was reclassified from the sectoral allowance to specific provision. There was no change in the general allowance this quarter, compared to the $100 million increase in the same period last year.

     Non-interest expenses and productivity

     Non-interest expenses of $2,023 million this quarter rose $64 million or
3% from last year, or $120 million or 6% excluding the favourable impact of foreign currency translation. The year-over-year growth was due primarily to the acquisition of R-G Premier Bank of Puerto Rico, increased remuneration, advertising and professional expenses to support business growth, and higher stock-based compensation. The increases were partly offset by lower performance-based compensation reflecting the lower trading revenues.
     The Bank's productivity ratio was 52.5% this quarter, compared to 51.0%
for the same period last year. The Bank's operating leverage was negative 3%
relative to the same period last year.

     Taxes

     The effective tax rate for this quarter was 26.8% compared to 24.0% in the same quarter last year. The increase from a year ago was due primarily to lower income in low tax rate jurisdictions and higher future tax adjustments, partially offset by a reduction in statutory tax rates in Canada.

     Q3 2010 vs Q2 2010

     Net income

     Net income declined $35 million or 3% to $1,062 million from last quarter's $1,097 million. The current quarter's earnings reflected growth in net interest income and wealth management revenues, lower provisions for credit losses and the impact of a lower effective tax rate. These items were more than offset by lower trading revenues, reduced net gains on securities and growth in non-interest expenses.

     Total revenue

     Total revenue (on a taxable equivalent basis) of $3,854 million was down
$90 million or 2% from last quarter's $3,944 million. This quarter's results benefitted from higher net interest income, strong mutual fund revenues and increased transaction-based fee income. These increases were more than offset by lower trading revenues and reduced net gains on securities.

     Net interest income

     Net interest income (on a taxable equivalent basis) grew $114 million from $2,129 million last quarter. The quarter-over-quarter increase was attributable to asset growth and three additional days in the quarter. These items were partly offset by a lower net interest margin.
     The net interest margin was down from 1.73% last quarter to 1.68% this quarter. The quarter-over-quarter decline in net interest margin was due to higher volumes of low-spread securities and an unfavourable change in the fair value of financial instruments used for asset/liability management purposes.
In addition, the margin was impacted by the changes in the Prime rate lagging increases in the Bank's wholesale funding rates.

     Other income

     Compared to the previous quarter, other income of $1,611 million was down
$204 million or 11%. The strong growth in wealth management revenues and increased transaction-based fees were more than offset by lower trading revenues, reduced net gains on securities, and the negative impact of changes in the fair value of non-trading financial instruments.

     Provisions for credit losses

     The provision for credit losses was $276 million this quarter, down from
$338 million in the previous quarter. Most of the decrease was attributable to lower commercial provisions in Canadian and International Banking, although retail provisions were moderately lower as well.

     Non-interest expenses and productivity

     Non-interest expenses of $2,023 million were up $56 million or 3% from last quarter. The acquisition of R-G Premier Bank of Puerto Rico accounted for the majority of the growth. The remaining increases in remuneration, advertising, technology and premises reflect investment to support business growth. These increases were partly offset by lower performance-based compensation to reflect the lower trading revenues.
     The productivity ratio was 52.5% this quarter, compared to 49.9% last quarter. The Bank's operating leverage was negative 5.1% relative to the second quarter.

     Taxes

     The effective tax rate for this quarter was 26.8% compared to 28.3% last quarter. The decrease from last quarter was due to higher income in lower tax rate jurisdictions partly offset by a non-recurring future tax adjustment.

     Year-to-date Q3 2010 vs Year-to-date Q3 2009

     Net income

     Net income for the nine months was $3,147 million, $502 million or 19%
higher than the same period last year, or $835 million or 32% excluding the negative impact of foreign currency translation of $333 million. In addition, record securitization revenue of $388 million were included in last year's results. Earnings were buoyed by strong wealth management revenues, increased net interest income from strong asset growth, higher net gains on securities, and lower provisions for credit losses. These items were partly offset by growth in non-interest expenses and the impact of a higher effective tax rate.

     Total revenue

     For the nine months, total revenue (on a taxable equivalent basis) of
$11,779 million was up $842 million or 8% from the same period last year, or
$1,590 million or 15% excluding the negative impact of foreign currency translation of $748 million. In addition to solid growth in wealth management revenues, the year-over-year increase was due primarily to higher net interest income and increases in net gains on securities. These items were partly offset by lower securitization revenues.

     Net interest income

     Year-to-date net interest income (on a taxable equivalent basis) was
$6,594 million up $150 million or 2% from the same period last year, including the negative impact of foreign currency translation of $422 million. The increase was driven by organic asset growth, primarily in Canadian Banking and a higher net interest margin. The year-to-date margin was positively impacted by lower levels of non-earning assets, higher spreads in Canadian Banking and corporate lending, and the favourable changes in the fair value of financial instruments used for asset/liability management purposes.

     Other income

     For the nine-month period, other income was $5,185 million, an increase of $692 million or 15% from the same period last year. Excluding the negative impact of foreign currency translation of $326 million, other income grew by
$1,018 million. The results reflected higher net gains on securities, from a combination of gains on the sale of securities and lower writedowns, and strong trading revenues, partly offset by a loss on the Bank's investment in an affiliate in Venezuela. The increase in other income was also driven by higher wealth management revenues as a result of growth in assets under management/assets under administration and a one-time gain on the sale of the pension administration business in Mexico. In addition, last year's results included derivative trading losses and a writedown of an equity investment in
International Banking. These items were partly offset by lower securitization and trading revenues from last year's high levels and reduced transaction-based fees.

     Provisions for credit losses

     For the nine-month period, total provisions for credit losses were $985 million, compared to $1,324 million over the same period last year. Specific provisions were $1,029 million compared to $1,149 million over the same period last year, and the sectoral allowance, specific to the automotive industry, was down $44 million compared to an increase of $48 million over the same period last year. The general allowance was unchanged compared to an increase of $127 million recorded last year.

     Non-interest expenses and productivity

     For the nine-month period, non-interest expenses were $5,999 million, up
$144 million or 2% from $5,855 million last year. Excluding the positive impact of foreign currency translation of $235 million, expenses were up $379 million or 6%, with acquisitions contributing $43 million. The increase was primarily in compensation-related expenses, particularly stock-based compensation from a combination of plan changes and an appreciation in the share price. There was also higher performance-based compensation from volume-related commissionable revenues. Advertising expenses and other business development costs were higher to support business initiatives. The remaining other non-interest expense categories declined from ongoing focus on expense management.
     The year-to-date productivity ratio was 50.9% compared to 53.5% for the same period last year.

     Taxes

     The year-to-date effective tax rate was 29.6%, compared to 22.9% for the same period last year, due primarily to lower income in low tax jurisdictions.

     Risk management

     The Bank's risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2009 Annual Report.

     Credit risk

     Provisions for credit losses

     The provision for credit losses was $276 million this quarter, compared to $554 million in the same period last year and $338 million in the previous quarter.
     The total provision for credit losses was $163 million in Canadian
Banking, compared to $169 million in the same period last year and $189 million in the previous quarter. The total provision this quarter includes a
$6 million reversal of the sectoral allowance specific to the automotive industry. On a year-over-year basis, moderately higher retail provisions were more than offset by lower commercial provisions. Compared to the previous quarter, the provision for credit losses was down by $26 million. Most of the quarter-over-quarter decrease was attributable to lower commercial provisions.
Retail provisions were moderately lower.
     International Banking's provision for credit losses was $138 million, compared to $179 million in the same period last year, and $173 million last quarter. The year-over-year decrease was due mainly to lower retail provisions in Peru and Central America, and lower commercial provisions in Chile and the
Pacific region. Compared to the previous quarter, retail provisions were moderately lower. However, most of the decrease was attributable to lower commercial provisions in the Caribbean and Chile.
     Scotia Capital achieved net recoveries of $25 million, compared to total provisions of $106 million in the same period last year and net recoveries of
$24 million last quarter. Net recoveries this quarter include a $18 million reversal of the sectoral allowance specific to the automotive industry.
     The remainder of the sectoral allowance specific to the automotive industry of $24 million was reversed during the quarter, as the automotive industry has stabilized. The general allowance for credit losses was $1,450 million as at July 31, 2010, unchanged from last quarter.

     Impaired loans

     Total gross impaired loans were $5,398 million as at July 31, 2010, which includes impaired loans of $1,412 million relating to the recent acquisition of R-G Premier Bank of Puerto Rico. The total gross impaired loans were up slightly from $5,322 million last quarter.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,598 million as at July 31, 2010, an increase of $123 million from last quarter.
     Total net impaired loans in Canadian Banking were $604 million, down slightly from $611 million in the previous quarter, as declines in retail net impaired loans were partially offset by increases in commercial net impaired loans.
     International Banking's total net impaired loans were $1,778 million, up from $1,634 million last quarter, due primarily to the retail and commercial portfolios in the Caribbean.
     In Scotia Capital, total net impaired loans were $216 million this quarter, compared to $230 million in the prior quarter, as reductions in the
Canadian portfolio were partially offset by a new impaired loan formation in the European portfolio.

     Overview of loan portfolio

     A large portion of the Bank's loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at July 31, 2010, these loans amounted to $178 billion or 62% of the Bank's total loans outstanding, little changed from last quarter (after specific allowances but before general allowances for credit losses). A very high percentage of these residential mortgages and consumer loans are secured, with Canadian Banking's portfolio 92% secured and International Banking's portfolio 77% secured, in line with amounts at year end.

     Sovereign credit risk

     As a result of the Bank's broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure. The Bank's exposure to certain European countries that have come under recent focus is negligible, with no sovereign risk exposure to Greece, Portugal or Italy.

     Other credit risks

     There has been stabilization in the automotive sector as reflected by the reversal of the balance of the sectoral allowance. There were no significant changes in the Bank's automotive industry exposure and consumer auto-based securities.

     Market risk

     Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the third quarter, the average one-day VaR was $12.7 million compared to $15.5 million for the same quarter last year. The change was primarily the result of reduced interest rate exposure, although all risk factors declined. Compared to the second quarter, the average one-day VaR decreased from $13.4 million to $12.7 million, due primarily to a decline in equity risk.

     <<
                                 Average for the three months ended
     ---------------------------------------------------------------
     Risk factor                  July 31     April 30      July 31
     ($ millions)                    2010         2010         2009
     ---------------------------------------------------------------
     Interest rate                 $ 11.8       $ 12.2       $ 15.5
     Equities                         3.5          6.5          5.0
     Foreign exchange                 1.4          1.5          2.3
     Commodities                      2.2          1.9          3.2
     Diversification effect          (6.2)        (8.7)       (10.5)
     ---------------------------------------------------------------
     All-Bank VaR                  $ 12.7       $ 13.4       $ 15.5
     ---------------------------------------------------------------
     ---------------------------------------------------------------
     >>

     Credit markets were more volatile in the third quarter, resulting in greater variability in trading revenues. As a result, there were 16 trading loss days in the third quarter, compared to two days in the prior quarter. The losses were within the range predicted by VaR.

     Liquidity risk

     The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at July 31, 2010, liquid assets were $153 billion or 29% of total assets, compared to $167 billion or 32% of total assets as at April 30,
2010. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 66% and 34%, respectively (January
31, 2010 - 65% and 35%, respectively).
     In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at July 31, 2010, total assets pledged or sold under repurchase agreements were $92 billion, compared to $93 billion as at April 30, 2010. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

     Balance sheet

     The Bank's total assets at July 31, 2010, were $523 billion, up $27 billion from October 31, 2009. Excluding the negative impact of foreign currency translation, total assets were up $38 billion or 8%.
     Cash resources grew by $7 billion, primarily from interest-bearing deposits with banks. Securities purchased under resale agreements increased by
$10 billion.
     Trading securities were up $7 billion, due mainly to larger holdings of
U.S. government debt and Canadian equities. There was a decline in available-for-sale securities of $8 billion from reduced holdings of government and corporate bonds and mortgage-backed securities. Equity accounted investments increased by $864 million, due mainly to an additional investment in Thanachart Bank to finance that entity's acquisition of Siam
City Bank.
     As at July 31, 2010, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was
$915 million, an increase of $119 million from last quarter. The change was due primarily to increases in the values of mortgage-backed securities and
Canadian government debt, from changes in interest rates, partially offset by decreases in the values of corporate bonds and equity securities, as well as realized gains on the sale of foreign government bonds.
     The Bank's loan portfolio, before the allowance for credit losses, increased $14 billion from October 31, 2009, or $18 billion or 7% excluding the negative impact of foreign currency translation. In retail lending, residential mortgages increased $16 billion, with growth of $12 billion in
Canadian Banking and $4 billion in International Banking. The increase in
International Banking was due primarily to the recent acquisition of R-G
Premier Bank of Puerto Rico. Business and government loans decreased $3 billion from the negative impact of foreign currency translation.
     Total liabilities were $497 billion as at July 31, 2010, up $25 billion from October 31, 2009. Excluding the negative impact of foreign currency translation, total liabilities rose $37 billion or 8%.
     Total deposits increased by $15 billion, net of foreign currency translation of $9 billion. Business and government deposits grew by $11 billion, mainly in the U.S. This increase includes the issuance of US$2.5 billion in covered bonds that are backed by residential mortgages through the
Bank's recently launched Covered Bond Program. Personal deposits increased by
$4 billion, primarily from growth in high interest savings accounts in Canada.
     Acceptances, as well as the corresponding receivable from customers, decreased by $2 billion.
     Obligations related to securities sold short and obligations related to securities sold under repurchase agreements grew by $7 billion and $3 billion, respectively.
     Other liabilities increased $2 billion, due mainly to the acquisition of
R-G Premier Bank of Puerto Rico.
     Total shareholders' equity increased $1,703 million from October 31,
2009. This was driven by internal capital generation of $1,484 million. The
Bank issued $575 million in common shares through the Dividend Reinvestment
Program, the Employee Share Purchase Plan and the exercise of options.
Preferred shares of $265 million were also issued. Partially offsetting the growth was an increase of $641 million in accumulated other comprehensive loss. The latter was due mainly to higher unrealized foreign exchange losses from the strengthening of the Canadian dollar.

     Capital management

     Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank's capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank's ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures.
The Bank's capital management practices are unchanged from those outlined on pages 38 to 43 of the 2009 Annual Report.

     Capital ratios

     The Bank continues to maintain a strong capital position. The Tier 1 and
Total capital ratios as at July 31, 2010, were 11.7% and 13.8%, respectively, compared to 11.2% and 13.3% as at April 30, 2010. The increase in Tier 1 and
Total capital ratio this quarter was largely a result of an increase in internally generated capital, including share issuances through the Dividend
Reinvestment Plan and a modest decline in risk-weighted assets. The tangible common equity (TCE) ratio was 9.3% as at July 31, 2010, an increase from 8.8%
as at April 30, 2010.

     Common dividend

     The Board of Directors, at its meeting on August 30, 2010, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of October 5, 2010 and is payable October
27, 2010.

     Financial instruments

     Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above. The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2009 Annual
Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models.
Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions. Total derivative notional amounts were $2,150 billion as at
July 31, 2010, compared to $1,540 billion as at October 31, 2009, largely due to an increase in interest rate contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $17.8 billion, compared to $18.5 billion last year end.

     Selected credit instruments

     A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 47 to 50 of the Bank's 2009 Annual Report. The disclosure provided a detailed discussion on the nature and extent of the Bank's exposures.
     There have been no significant changes to the Bank's exposure to mortgage-backed securities, asset-backed commercial paper, structured investment vehicles, Alt-A loans and securities, highly leveraged loans awaiting syndication, and auction-rate securities, since April 30, 2010, and
October 31, 2009.

     Collateralized debt obligations and collateralized loan obligations

     Non-trading portfolio

     As at July 31, 2010, the carrying value of cash-based CDOs/CLOs reported as loans on the Consolidated Balance Sheet was $944 million (April 30, 2010 -
$959 million; October 31, 2009 - $1,059 million). The fair value was $613 million (April 30, 2010 - $656 million; October 31,
     2009 - $688 million). None of these cash-based CDOs/CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs/CLOs has not changed significantly since April 30, 2010, and October 31, 2009.
     The Bank's remaining exposure to synthetic CDOs/CLOs was $283 million as at July 31, 2010 (April 30, 2010 - $295 million; October 31, 2009 - $323 million). During the quarter, the Bank recorded a pre-tax loss of $5 million in net income for changes in fair value of synthetic CDOs/CLOs (second quarter of 2010 - pre-tax gain of $30 million; third quarter of 2009 - pre-tax gain of
$65 million). The change in fair value of the synthetic CDOs/CLOs was mainly driven by the widening of credit spreads. The overall risk profile of synthetic CDOs/CLOs has not changed significantly since April 30, 2010, and
October 31, 2009.

     Trading portfolio

     The Bank holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. The portfolio remains substantially hedged through the purchase or sale of CDOs to other financial institutions.
     The risk profile of the Bank's CDOs has not changed significantly from
April 30, 2010, and October 31, 2009.

     Exposure to monoline insurers

     The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.0 billion (April 30, 2010 - $1.0 billion; October
31, 2009 - $1.3 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. Of this exposure, $0.6 billion (April 30, 2010 and
October 31, 2009 - $0.7 billion) relates to guarantees by the monolines on diversified asset-backed securities held by the Bank's U.S. multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). The two monoline insurers are rated non-investment grade by the external rating agencies.

     Off-balance sheet arrangements

     In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank's results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
     For a complete discussion of these types of arrangements, please refer to pages 43 to 46 of the Bank's 2009 Annual Report.

     Multi-seller conduits sponsored by the Bank

     The Bank sponsors three multi-seller conduits, two of which are
Canadian-based and one in the United States.

     Canada

     The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.4 billion as at July 31, 2010 (April 30, 2010 - $1.4 billion; October 31, 2009 - $1.8 billion). As at July 31, 2010, total commercial paper outstanding for the
Canadian-based conduits administered by the Bank was $1.1 billion (April 30,
2010 - $1.2 billion; October 31, 2009 - $1.6 billion), and the Bank held less than one per cent of the total commercial paper issued by these conduits.
Funded assets purchased and held by the Bank's two Canadian multi-sellers as at July 31, 2010, as reflected at original cost, were $1.1 billion (April 30,
2010 - $1.2 billion; October 31, 2009 - $1.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2009.

     United States

     The Bank's primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $6.8 billion as at July 31, 2010 (April 30, 2010 - $7.0 billion;
October 31, 2009 - $7.5 billion).
     As at July 31, 2010, total commercial paper outstanding for the
U.S.-based conduit administered by the Bank was $3.5 billion (April 30, 2010 -
$3.1 billion; October 31, 2009 - $4.2 billion), and the Bank did not hold any commercial paper issued by this conduit.
     Funded assets purchased and held by the Bank's U.S. multi-seller conduit as at July 31, 2010 were $3.5 billion (April 30, 2010 - $3.1 billion; October
31, 2009 - $4.0 billion). The fair value of these assets as at July 31, 2010 was $3.2 billion (April 30, 2010 - $2.7 billion; October 31, 2009 - $3.6 billion). There has been no significant change in the composition of this conduit since October 31, 2009.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers which are rated non-investment grade by the external rating agencies.

     Other off-balance sheet arrangements

     The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since last quarter or the year-end.
     The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost-effective means to fund the growth in this portfolio. A further $0.7 billion in residential mortgages was securitized this quarter, bringing the balance of outstanding mortgages securitized to $15.2 billion as at July 31, 2010, compared to $17.5 billion as at October 31, 2009.
     Guarantees and other indirect commitments decreased 2% from October 31,
2009. Fees from guarantees and loan commitment arrangements recorded in other income were $108 million in the three-month period ended July 31, 2010, compared to $103 million in the previous quarter ($105 million in the fourth quarter of 2009).

     Accounting Policies and Controls

     Accounting policies and estimates

     The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2009 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2009 Annual Report.

     Future accounting changes

     Transition to International Financial Reporting Standards (IFRS)

     Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as at November 1, 2010
(transition date).
     In order to prepare for the transition to IFRS, the Bank has implemented a project governance structure and has developed an implementation plan which consists of three phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation. The
Bank is currently in the latter stages of the second phase and has started the third phase for certain key areas.
     Page 82 of the Bank's 2009 Annual Report contains a discussion of the
Bank's IFRS implementation plan and the aspects of IFRS that have the potential to most significantly impact the Bank.

     Key elements of the Bank's iFRS changeover plan

     The following provides an update of the key elements identified in the
Bank's implementation plan.

     Financial statement presentation

     The Bank has completed detailed assessments of the accounting differences related to IFRS standards that are applicable to the Bank. Furthermore, the
Bank continues to analyze the impacts of first-time adoption and future accounting policy choices under IFRS and has made significant progress in this regard; however, final decisions regarding these choices have not been made at this time. Key decisions will likely be finalized by the end of the year.
     The Bank has appropriately engaged its external and internal auditors in the IFRS conversion project. Timely review and concurrence from the Bank's auditors is critical to the Bank's overall implementation success.

     Training and communication

     A training program has been implemented for key stakeholders. To date, training has been focused on raising awareness across the Bank and providing in-depth training to finance, key support areas and IFRS governance members
(including the Board of Directors and senior management) to equip them with the necessary knowledge to assess the impact of IFRS on the Bank. From a broader perspective, training has also been provided to the Bank's credit and banking personnel, as they will be reviewing customer financial information prepared on a different basis of accounting.
     The Bank's internal global learning group continues to execute a comprehensive learning needs assessment for all stakeholders impacted by IFRS.
Training will be focused and tailored to meet the varying requirements for all stakeholders.
     Training and communication will continue as a priority during the remainder of the transition period.

     Information technology systems

     Based on analysis of current IFRS, the Bank has not identified the need for any significant modifications to its information technology systems. As the Bank continues to analyze and complete its in-depth business and process assessment work, this view may change. The Bank is focused on developing processes and controls relating to the comparative year period in fiscal 2011.

     Business and process activities

     The Bank's analysis of differences between Canadian GAAP and IFRS includes identification of business and process activities that will be impacted outside of financial reporting, such as contractual arrangements and client covenants. The Bank is also assessing the impact to its performance measurement processes, including planning and budgeting.

     Control environment

     The identification and assessment of internal control over financial reporting (ICFR) is embedded in our existing change management processes. The
Bank has not identified any significant changes in ICFR to date. ICFR will be appropriately addressed as processes and system changes are made. The ICFR related to the reporting of IFRS financial statements and notes, including comparative year information as well as ongoing financial reporting, are a key area of focus as process and system assessments are finalized.
     The Bank's implementation plan also considers the impact of IFRS on its disclosure controls and procedures, and no significant changes have been identified to date.

     IFRS Accounting Standards

     IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. The Bank has determined a number of key differences that have the potential to significantly affect the financial statements, operations or capital of the Bank. Net adjustments to the Bank's opening balance sheet resulting from differences between Canadian GAAP and
IFRS will be recorded against retained earnings on transition.

     Derecognition

     Canadian GAAP uses a control-based model to assess derecognition, while
IFRS primarily focuses on whether risks and rewards have been substantively transferred. These differences in criteria will likely result in an increase in total assets and liabilities on the Bank's Consolidated Balance Sheet, particularly in respect of residential mortgages securitized through the
Canadian Government's Canada Mortgage Bond (CMB) program.

     Consolidation

     Canadian GAAP determines consolidation based on the variable interest entity (VIE) and voting control models, while IFRS is based on control. Under
IFRS, control can be based on either majority voting or de facto control, which could result in different consolidation conclusions. As a result, certain VIEs may be consolidated under IFRS that were not consolidated under
Canadian GAAP. The Bank has not finalized its consolidation analysis.

     Business combinations

     The business combinations model under IFRS represents a fair value model of accounting which can result in a significant change in accounting compared to current Canadian GAAP. The fair value model includes carrying contingent consideration and non-controlling interest at fair value. Furthermore, IFRS is more restrictive on the capitalization of acquisition costs. Separate from the
Bank's transition decision on past acquisitions, the impact from this change will be related to acquisitions made subsequent to transition date.

     Financial instruments and hedging

     For classification and measurement of financial instruments, there is significant alignment between Canadian GAAP and IFRS. In addition, for the
Bank, the impact of IFRS on hedge accounting is not expected to be significant.

     First-time adoption of IFRS

     The Bank's adoption of IFRS will require the application of IFRS 1,
First-Time Adoption of International Financial Reporting Standards (IFRS 1),
which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity retrospectively apply all IFRS effective at the end of its first IFRS annual reporting period. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions from this general requirement of retrospective application. The Bank has not finalized these transition decisions.
     The following are the more significant optional exemptions available under IFRS 1 which the Bank is currently considering. This is not an exhaustive list and does not encompass all exemptions which the Bank is analyzing.

     Business combinations

     Entities can elect to not retrospectively restate any of the business combinations that occurred prior to the transition date.

     Employee benefits

     Entities can elect to recognize all cumulative unamortized actuarial gains and losses for employee defined benefit plans at transition date instead of retrospective restatement, with an offsetting adjustment against opening retained earnings.
     Based on the Bank's latest actuarial valuation, this accounting election for employee benefits would negatively impact opening retained earnings.

     Cumulative translation differences

     IFRS 1 allows entities to elect that cumulative translation differences for all foreign operations to be deemed zero at the date of transition to
IFRS, instead of recalculating from inception. This would result in the reclassification of amounts in accumulated other comprehensive income to retained earnings on transition.

     Accounting and regulatory developments

     As interpretations of current accounting standards continue to change, the Bank will continue to adjust its implementation plan accordingly. The Bank actively monitors developments and changes in standards from the International
Accounting Standards Board (IASB) and the Canadian AcSB, as well as regulatory requirements from the Canadian Securities Administrator and OSFI.
     In March 2010, OSFI issued the Advisory on Conversion to IFRS for
Federally Regulated Entities. OSFI has allowed banks the option to phase in the impact of conversion to IFRS on retained earnings for regulatory capital purposes over five quarters. OSFI has also made a concession on the calculation of the asset-to-capital multiple with respect to certain securitized insured mortgages that will likely come back on balance sheet. The government insured mortgages securitized through the CMB program up until
March 31, 2010 will be grandfathered and therefore, would not impact the capital leverage ratio. OSFI has also communicated that early adoption of IFRS standards will generally not be permitted.
     The impact of IFRS on the Bank's consolidated financial results at the time of transition is dependent upon prevailing business circumstances, market factors and economic conditions at that time, as well as the accounting elections that have not yet been made. As a result, the transition impact is not reasonably determinable at this time.

     Changes in internal control over financial reporting

     There have been no changes in the Bank's internal control over financial reporting during the quarter ended July 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

     Related party transactions

     There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 82 and 136 of the 2009 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

     Outlook

     The global economy remains in recovery mode. The developing world continues to post solid output gains, led by China and South Korea in the
Pacific region, India in Asia, and Brazil, Mexico and Peru in Latin America.
However, the pace of growth remains highly uneven and more moderate in the developed world, with Canada leading the United States, and Germany ahead in
Europe. Other nations, such as Japan, are reporting lacklustre overall growth.
Nonetheless, exports by many of the advanced nations to the developing world remain quite solid, buoyed by relatively firm commodity prices.
     Looking ahead, low borrowing costs throughout much of the world should remain supportive of growth, although the pace of global activity will be affected by the structural adjustments underway in a number of regions. U.S.
households are saving more and spending less, a development that will constrain prospects for its major trading partners. Several countries, especially in Europe, have begun to rein in large fiscal imbalances in response to emerging sovereign debt concerns. Others such as Canada, India and
Brazil for example, have already begun to raise interest rates, while some nations, such as China, are tightening credit conditions.
     With the solid results achieved during the first nine months of the year, the Bank is well positioned to meet its established objectives for 2010.

     Business Segment Review

     Canadian Banking

     <<
                                                                 For the nine
                             For the three months ended          months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent          July 31   April 30    July 31    July 31    July 31
      basis)(1)              2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest income  $ 1,292    $ 1,287    $ 1,212    $ 3,877    $ 3,505
     Provision for credit
      losses                  163        189        169        532        512
     Other income             679        664        593      1,966      1,673
     Non-interest expenses    983        954        933      2,899      2,766
     Provision for income
      taxes                   221        224        203        663        552
     Non-controlling
      interest in net
      income of
      subsidiaries              -          -          -          1          -
     -------------------------------------------------------------------------
     Net income           $   604    $   584    $   500    $ 1,748    $ 1,348
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures
     Return on economic
      equity(1)             28.6%      27.9%      22.3%      27.3%      22.4%
     Average assets
      ($ billions)        $   206    $   201    $   193    $   202    $   191
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     >>

     Q3 2010 vs. Q3 2009

     Canadian Banking reported record net income of $604 million this quarter, an increase of $104 million or 21% from the same quarter last year. Return on economic equity improved to 28.6% from 22.3% last year.
     Average assets before securitization rose $13 billion or 7% from the same quarter last year. The increase was due primarily to growth of $11 billion or
9% in residential mortgages with significant contributions from the broker channel. Personal lines of credit were up $2 billion or 8%. Average deposits grew $18 billion, an increase of 12%. This includes $10 billion of broker-sourced deposits transferred from Group Treasury in the first quarter of this year. In addition, strong growth was recorded in current accounts, chequing accounts and high interest savings accounts. Partly offsetting these were lower term deposits.
     Total revenues increased a substantial $166 million or 9% from the same period last year, with significant growth in both net interest income and other income, particularly in wealth management.
     Net interest income of $1,292 million was up $80 million or 7% from the third quarter of last year, driven by strong asset and deposit volume growth, reflecting continued market demand in the current low interest rate environment, as well as new and innovative products and services introduced in the last year. The net interest margin was unchanged from the same quarter last year. Improved spreads on assets reflecting re-pricing actions taken in
2009, were offset by the impact of higher short-term wholesale funding interest rates. There were also competitive pressures on pricing on a variety of asset and deposit products.
     Other income rose $86 million or 15% from the same quarter last year reflecting growth in each of wealth management, commercial, and retail banking. Wealth management revenues grew in multiple businesses, particularly mutual funds. There were also increased contributions from the Bank's investments in associated corporations, which included a positive adjustment to the equity pick-up relating to a prior period. This growth was driven by new sales and improved market conditions. There were also higher gains on investments in Commercial Banking and higher card revenues in Retail Banking.
     The provision for credit losses was $163 million, compared to $169 million in the same quarter last year. Moderately higher retail provisions were more than offset by lower commercial provisions, including a $6 million reversal this quarter of a sectoral allowance established for the automotive industry.
     Non-interest expenses rose 5% from the same quarter last year largely due to growth initiatives, volume-related expenses including broker commissions, and inflation. Overall expenses continue to be well managed, and the segment reported strong positive operating leverage.

     Q3 2010 vs Q2 2010

     Quarter over quarter, net income grew by $20 million or 3%. Return on economic equity was 28.6% versus 27.9% last quarter.
     Average assets before securitization rose $5 billion or 3% driven mainly by continued growth in retail mortgages and commercial loans. Deposits grew $2 billion or 1%, primarily in current accounts, chequing accounts and high interest savings accounts. Partly offsetting the growth was a decline in term deposits.
     Total revenue rose $20 million or 1% quarter over quarter, from both higher net interest income and other income.
     Net interest income was up $5 million quarter over quarter, primarily benefitting from three more days in the quarter and continued asset and deposit growth. Partly offsetting this growth was a lower net interest margin due mainly to higher short-term wholesale funding interest rates and the short-quarter impact in the second quarter.
     Other income increased by $15 million or 2% quarter over quarter, mainly from higher mutual fund fees and full service brokerage revenues, and the associated corporations adjustment noted above, partly offset by lower securities gains.
     The provision for credit losses was $163 million, down from $189 million in the previous quarter. Most of the quarter-over-quarter decrease was attributable to lower commercial provisions, including a $6 million reversal of the sectoral allowance specific to the automotive industry. Retail provisions were moderately lower.
     Non-interest expenses were 3% above last quarter mainly due to three more days in the quarter, higher volume-related expenses including broker commissions, support area expenses and growth initiatives. Partially offsetting this increase was lower incentive compensation.

     International Banking

     <<
                                                                 For the nine
                             For the three months ended          months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent          July 31   April 30    July 31    July 31    July 31
      basis)(1)              2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest income  $   980    $   822    $   979    $ 2,742    $ 2,885
     Provision for credit
      losses                  138        173        179        488        410
     Other income             404        447        296      1,285      1,116
     Non-interest expenses    754        681        718      2,141      2,219
     Provision for income
      taxes                   151        100         38        423        254
     Non-controlling
      interest in net
      income of
      subsidiaries             24         27         28         76         86
     -------------------------------------------------------------------------
     Net income           $   317    $   288    $   312    $   899    $ 1,032
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures
     Return on economic
      equity(1)             11.0%      11.3%      10.9%      11.3%      13.4%
     Average assets
      ($ billions)        $    90    $    82    $    87    $    85    $    92
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     >>

     Q3 2010 vs Q3 2009

     International Banking's net income in the third quarter was $317 million, an increase of $5 million or 2% from last year. Excluding the negative impact of a stronger Canadian dollar, the increase was $34 million, or 11%. Return on economic equity was 11.0% versus 10.9% last year.
     Average assets were $90 billion this quarter, an increase of $3 billion from the same period last year. Growth through acquisitions, mainly R-G
Premier Bank of Puerto Rico, offset the 9% adverse impact of foreign currency translation. While there was some organic growth in retail lending, this was more than offset by reductions in commercial loan volumes. Underlying growth in low-cost deposits was widespread and strong at 12%, led by the Caribbean region.
     Total revenue was $1,384 million in the third quarter, an increase of
$109 million or 9%. Excluding foreign currency translation, revenue increased by 16%.
     Net interest income was $980 million this quarter compared to $979 million last year. Higher margins in Mexico and Central America, retail and commercial loan growth in several markets, combined with the benefit of acquisitions contributed to the increased interest income. This was offset by negative foreign currency translation, an overall decline in commercial lending volumes, and lower treasury results.
     Other income was $404 million, up $108 million or 36%, largely reflecting higher gains on securities including the effect of last year's $79 million writedown of an equity investment. Partly offsetting the growth were the negative impact of foreign currency translation and lower trading revenues.
     The provision for credit losses was $138 million this quarter, compared to $179 million in the same period last year. The decrease was due mainly to lower retail provisions in Peru and Central America and lower commercial provisions in Chile and the Pacific region.
     Non-interest expenses were $754 million, up $36 million, including the increase associated with new acquisitions. The main areas affected were compensation, marketing and business taxes. The increase was offset by the favourable impact of foreign currency translation arising from the stronger
Canadian dollar. Underlying expense growth was 6%, mainly reflecting inflationary increases.
     The effective tax rate increased sharply this quarter to 31%, compared to
10% last year. This quarter's results were adversely affected by a non-recurring tax adjustment and lower earnings in low tax jurisdictions.

     Q3 2010 vs Q2 2010

     Quarter over quarter, net income of $317 million was up $29 million, or
10%. Return on economic equity was 11%, in line with last quarter.
     Average assets of $90 billion compared to $82 billion last quarter, largely reflecting the acquisition of R-G Premier Bank of Puerto Rico.
Excluding this and the impact of foreign currency translation, retail lending growth was 1.3%, while commercial lending and low-cost deposits were flat compared to last quarter.
     Total revenue increased $115 million or 9% over last quarter, including a positive impact from foreign currency translation of $13 million.
     Net interest income increased $158 million quarter over quarter, to $980 million, including an incremental $70 million from acquisitions. Excluding the impact of acquisitions and foreign currency translation, growth reflected widespread margin improvements, most notably in Chile, due to changes in the fair value of financial instruments used for asset/liability management.
     At $404 million, other income decreased by $43 million, mainly arising from last quarter's $36 million gain on the disposition of Siam City Bank shares and a foreign exchange revaluation adjustment.
     The provision for credit losses was $138 million, compared to $173 million last quarter. Retail provisions were moderately lower, however most of the decrease was attributable to lower commercial provisions in the Caribbean and Chile.
     Non-interest expenses of $754 million increased $73 million or 11% from last quarter, mainly from the impact of R-G Premier Bank of Puerto Rico.
Underlying expenses increased quarter over quarter due to increases in compensation costs, the seasonality of certain expenses and professional expenses related to acquisitions and integrations.
     The effective tax rate this quarter was 31%, up by 7% due primarily to a non-recurring future tax adjustment.

     Scotia Capital

     <<
                                                                 For the nine
                             For the three months ended          months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent          July 31   April 30    July 31    July 31    July 31
      basis)(1)              2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest income  $   271    $   275    $   423    $   850    $ 1,106
     Provision for credit
      losses                  (25)       (24)       106        (35)       275
     Other income             426        583        681      1,605      1,549
     Non-interest expenses    267        299        266        873        788
     Provision for income
      taxes                   150        192        262        540        494
     -------------------------------------------------------------------------
     Net income           $   305    $   391    $   470    $ 1,077    $ 1,098
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures
     Return on economic
      equity(1)             17.5%      22.2%      21.8%      19.4%      20.7%
     Average assets(2)
      ($ billions)        $   169    $   156    $   181    $   162    $   189
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     (2) Amounts for July 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     >>

     Q3 2010 vs Q3 2009

     Net income for the quarter was solid at $305 million, but down $165 million or 35% from the record results achieved in the same period last year.
Return on economic equity was 17.5%, down from 21.8% last year.
     Average assets decreased $12 billion or 7% from the same period last year. There was a $17 billion or 36% decrease in corporate loans and acceptances across all lending businesses. There was also a $9 billion decrease in both the average derivative instrument assets and liabilities.
These decreases were partially offset by a $14 billion increase in securities purchased under resale agreements, trading securities and other assets to support both client-driven activities and trading opportunities.
     Total revenues at $697 million decreased $407 million or 37% from last year's record level. Revenues fell substantially in Global Capital Markets
(GCM) as markets returned to more normal levels. Also, revenues in Global
Corporate and Investment Banking (GCIB) were down, due primarily to a significant decline in interest income from reduced lending volumes.
     Net interest income decreased $152 million or 36%, due primarily to the substantial decrease in corporate loan volumes and lower loan origination fees. Interest from trading operations was also down compared to the same period last year.
     Scotia Capital had a net recovery in credit losses of $25 million in the third quarter, primarily reflecting a reversal of the remaining sectoral allowance. This compares to provisions for credit losses of $106 million in the same period last year, mainly in the U.S. and Canadian portfolios.
     Other income declined $255 million or 37%, largely driven by trading revenues in GCM. While all trading businesses contributed solid results, most saw revenues reduced from the very strong levels achieved last year. Other income also decreased in GCIB due to a volume-driven reduction in acceptance fees, lower fair value changes in non-trading financial instruments and a drop in investment banking revenues.
     Total non-interest expenses were $267 million in the third quarter, slightly higher than last year. Increases were in salaries, hiring costs, pension and benefits and technology expenses to support business initiatives.
This was largely offset by reduced performance-related compensation and legal provisions.

     Q3 2010 vs Q2 2010

     Net income decreased $86 million or 22% from last quarter. Return on economic equity was 17.5% versus 22.2% last quarter.
     Total assets increased $13 billion, primarily from growth in securities purchased under resale agreements, trading securities and other assets to support both client-driven activities and trading opportunities. This was partly offset by a $3 billion reduction in corporate loans and acceptances across all lending businesses.
     Total revenues at $697 million were $161 million or 19% lower than last quarter. Revenues in GCM were lower, primarily in the fixed income and institutional equity businesses. All businesses contributed solid results, albeit at more normal levels than recent quarters. Revenues in GCIB were down, due primarily to lower lending volumes. There was also a reduction in fair value changes in non-trading financial instruments.
     Interest income decreased $4 million, reflecting lower corporate loan volumes and lower loan origination fees.
     This was partly offset by higher interest from trading operations.
     Scotia Capital had a net recovery in credit losses of $25 million compared to a net recovery of $24 million in the previous quarter. Both the current quarter and prior quarter provisions reflect partial reversals of the sectoral allowance related to the automotive industry sector.
     Other income was down $157 million or 27% from the previous quarter. In
GCM, revenues fell in the institutional equity and fixed income businesses, primarily due to lower results in Canada. This was partly offset by higher revenues from the precious metals business. Other income was down in GCIB, due primarily to a decrease in fair value changes in non-trading financial instruments.
     Total non-interest expenses were $267 million, 11% lower than last quarter. The decrease primarily reflects lower performance-based compensation.
This was partly offset by higher salaries and technology costs.

     Other(1)

     <<
                                                                 For the nine
                             For the three months ended          months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent          July 31   April 30    July 31    July 31    July 31
      basis)(2)              2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest
      income(3)           $  (370)  $   (326)  $   (438)  $ (1,091)  $ (1,267)
     Provision for credit
      losses                    -          -        100          -        127
     Other income             102        121         29        329        155
     Non-interest expenses     19         33         42         86         82
     Provision for income
      taxes(3)               (123)       (72)      (200)      (271)      (488)
     -------------------------------------------------------------------------
     Net income (loss)(4) $  (164)  $   (166)  $   (351)  $   (577)  $   (833)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures
     Average assets
      ($ billions)        $    65   $     66   $     45   $     63   $     47
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
         up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
     (2) Refer above for a discussion of non-GAAP measures.
     (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2010 ($70), April 30, 2010 ($71), and July 31,
         2009 ($68), and for the nine months ended July 31, 2010 ($216), and
         July 31, 2009 ($215) to arrive at the amounts reported in the
         Consolidated Statement of Income.
     (4) As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury, the net loss for the three months ended July 31, 2010, decreased by $30 million (April 30, 2010
         - $34 million). For the nine months ended July 31, 2010, the net loss decreased by $101 million.
     >>

     Q3 2010 vs Q3 2009

     The Other segment had a net loss of $164 million in the third quarter, compared to a loss of $351 million last year.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $70 million in the third quarter, compared to $68 million in the same period last year.
     Total revenue this quarter was negative $268 million, an improvement of
$141 million from the prior year.
     Net interest income was negative $370 million this quarter as compared to negative $438 million in the same quarter last year. The year-over-year improvement was due to the transfer of broker-sourced deposits from the Other business segment to Canadian Banking in the first quarter of 2010, as well as the increase in wholesale rates used for transfer pricing with the business segments. This was partly offset by an unfavourable change in the fair value of financial instruments used for asset/liability management.
     Other income was $102 million in the third quarter, $73 million higher than last year. This increase was mainly attributable to a lower level of writedowns and higher gains on available-for-sale securities, partly offset by lower securitization revenues, from the high levels last year.
     Provisions for credit losses were nil in the third quarter. The prior year included a $100 million increase in the general allowance.
     Non-interest expenses were $19 million this quarter, a decrease of $23 million from last year. This was mainly due to lower issuance costs associated with asset securitization, the transfer of broker-sourced deposits and a decrease in property expenses.
     The provision for income taxes was a credit of $123 million this quarter, a decline of $77 million from the prior year, driven by more favourable business results.

     Q3 2010 vs Q2 2010

     There was a net loss of $164 million in the third quarter, compared to a loss of $166 million in the prior quarter.
     The elimination of tax-exempt income gross-up was $70 million in the third quarter, compared to $71 million last quarter.
     Total revenue this quarter was negative $268 million, a deterioration of
$63 million from last quarter.
     Net interest income was negative $370 million in the third quarter, compared to negative $326 million last quarter, mainly due to the change in the fair value of financial instruments used for asset/liability management purposes, more days in the quarter, and lower net interest due to sales in the bond portfolio.
     Other income was $102 million in the third quarter, $19 million below last quarter. This decrease was due mainly to reduced gains on the sales of securities, partly offset by lower writedowns.
     Non-interest expenses were $19 million this quarter, $14 million lower than last quarter.
     The provision for income taxes was a credit of $123 million this quarter, a decline of $51 million from the prior quarter.

     <<
                                                                 For the nine
                             For the three months ended          months ended
     -------------------------------------------------------------------------
     (Unaudited)          July 31   April 30    July 31    July 31    July 31
     ($ millions)            2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest income  $ 2,173    $ 2,058    $ 2,176    $ 6,378    $ 6,229
     Provision for
      credit losses           276        338        554        985      1,324
     Other income           1,611      1,815      1,599      5,185      4,493
     Non-interest expenses  2,023      1,967      1,959      5,999      5,855
     Provision for income
      taxes                   399        444        303      1,355        812
     Non-controlling
      interest in net
      income of
      subsidiaries             24         27         28         77         86
     -------------------------------------------------------------------------
     Net income           $ 1,062    $ 1,097    $   931    $ 3,147    $ 2,645
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures
     Return on
      equity(1)(2)           18.2%      19.9%      17.3%      18.5%      16.8%
     Average assets(2)
      ($ billions)        $   530    $   505    $   506    $   512    $   519
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     (2) Amounts for July 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).

     Geographic Highlights

                                                                 For the nine
                             For the three months ended          months ended
     -------------------------------------------------------------------------
     (Unaudited)          July 31   April 30    July 31    July 31    July 31
     ($ millions)            2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Geographic segment
      income
     Canada               $   642    $   709    $   650    $ 2,027    $ 1,406
     United States            108        137        111        376        189
     Mexico                    39         64         48        172        146
     Other international      385        347        340      1,040      1,354
     Corporate adjustments   (112)      (160)      (218)      (468)      (450)
     -------------------------------------------------------------------------
     Net income           $ 1,062    $ 1,097    $   931    $ 3,147    $ 2,645
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average assets
      ($ billions)
     Canada               $   340    $   330    $   338    $   334    $   335
     United States             49         52         38         50         44
     Mexico                    17         18         19         18         20
     Other international      113         98        107        102        113
     Corporate adjustments     11          7          4          8          7
     -------------------------------------------------------------------------
                          $   530    $   505    $   506    $   512    $   519
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Quarterly Financial Highlights

                                            For the three months ended
     -------------------------------------------------------------------------
                        July  April   Jan.   Oct.   July  April   Jan.   Oct.
                          31     30     31     31     31     30     31     31
                        2010   2010   2010   2009   2009   2009   2009   2008
     -------------------------------------------------------------------------
     Total revenue
      ($ millions)    $3,784 $3,873 $3,906 $3,735 $3,775 $3,596 $3,351 $2,491
     Total revenue
      (TEB(1))
      ($ millions)     3,854  3,944  3,981  3,808  3,843  3,673  3,421  2,586
     Net income
      ($ millions)     1,062  1,097    988    902    931    872    842    315
     Basic earnings
      per share($)      0.98   1.02   0.92   0.84   0.87   0.81   0.80   0.28
     Diluted earnings
      per share($)      0.98   1.02   0.91   0.83   0.87   0.81   0.80   0.28
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.

     Share Data

                                                                  As at
     -------------------------------------------------------------------------
     (thousands of shares outstanding)                     July 31 2010
     -------------------------------------------------------------------------
     Common shares                                            1,038,101(1)
     -------------------------------------------------------------------------
     Preferred shares Series 12                                  12,000(2)
     Preferred shares Series 13                                  12,000(3)
     Preferred shares Series 14                                  13,800(4)
     Preferred shares Series 15                                  13,800(5)
     Preferred shares Series 16                                  13,800(6)
     Preferred shares Series 17                                   9,200(7)
     Preferred shares Series 18                                  13,800(8)(9)
     Preferred shares Series 20                                  14,000(8)(10)
     Preferred shares Series 22                                  12,000(8)(11)
     Preferred shares Series 24                                  10,000(8)(12)
     Preferred shares Series 26                                  13,000(8)(13)
     Preferred shares Series 28                                  11,000(8)(14)
     Preferred shares Series 30                                  10,600(8)(15)
     -------------------------------------------------------------------------
     Series 2000-1 trust securities issued by
      BNS Capital Trust                                             500(16)
     Series 2002-1 trust securities issued by
      Scotiabank Capital Trust                                      750(17)
     Series 2003-1 trust securities issued by
      Scotiabank Capital Trust                                      750(17)
     Series 2006-1 trust securities issued by
      Scotiabank Capital Trust                                      750(17)
     Series 2009-1 trust securities issued by
      Scotiabank Tier 1 Trust                                       650(17)
     -------------------------------------------------------------------------
     Scotiabank Trust Subordinated Notes - Series A
      issued by Scotiabank Subordinated Notes Trust               1,000(17)
     -------------------------------------------------------------------------
     Outstanding options granted under the Stock Option
      Plans to purchase common shares                            23,268(1)(18)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1)  As at August 20, 2010, the number of outstanding common shares and options were 1,038,134 and 23,200, respectively. The number of other securities disclosed in this table were unchanged.
     (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
     (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
     (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
     (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.
     (8)  These preferred shares have conversion features.
     (9)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
          year Government of Canada Yield plus 2.05%, multiplied by $25.00.
     (10) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
          year Government of Canada Yield plus 1.70%, multiplied by $25.00.
     (11) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
          year Government of Canada Yield plus 1.88%, multiplied by $25.00.
     (12) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
          year Government of Canada Yield plus 3.84%, multiplied by $25.00.
     (13) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
          year Government of Canada Yield plus 4.14%, multiplied by $25.00.
     (14) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
          year Government of Canada Yield plus 4.46%, multiplied by $25.00.
     (15) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July
          28, 2010 in an amount of $0.2822 per share. Dividends, if and when declared, during the initial five-year period ending on April 25,
          2015, will be payable in an amount of $0.240625 per share.
          Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
     (16) Reported in capital instrument liabilities on the Consolidated
          Balance Sheet.
     (17) Reported in deposits on the Consolidated Balance Sheet.
     (18) Included are 17,580 stock options with tandem stock appreciation right (SAR) features.

     Further details, including convertibility features, are available in Notes
13, 14 and 17 of the October 31, 2009, consolidated financial statements presented in the 2009 Annual Report.

     Consolidated Statement of Income

                                                                 For the nine
                             For the three months ended          months ended
     -------------------------------------------------------------------------
     (Unaudited)          July 31   April 30    July 31    July 31    July 31
     ($ millions)            2010       2010       2009       2010       2009
     -------------------------------------------------------------------------
     Interest income
     Loans(1)             $ 3,106    $ 2,889    $ 3,267    $ 8,970   $ 11,012
     Securities(1)          1,149      1,030      1,234      3,203      3,061
     Securities purchased
      under resale
      agreements               46         39         97        121        352
     Deposits with banks       76         71         89        222        417
     -------------------------------------------------------------------------
                            4,377      4,029      4,687     12,516     14,842
     -------------------------------------------------------------------------
     Interest expenses
     Deposits               1,817      1,649      1,805      5,065      6,668
     Subordinated
      debentures               83         57         78        211        210
     Capital instrument
      liabilities               9          9         10         27         28
     Other                    295        256        618        835      1,707
     -------------------------------------------------------------------------
                            2,204      1,971      2,511      6,138      8,613
     -------------------------------------------------------------------------
     Net interest income    2,173      2,058      2,176      6,378      6,229
     Provision for credit
      losses (Note 4)         276        338        554        985      1,324
     -------------------------------------------------------------------------
     Net interest income
      after provision for
      credit losses         1,897      1,720      1,622      5,393      4,905
     -------------------------------------------------------------------------
     Other income
     Card revenues            107        100        104        317        322
     Deposit and payment
      services                226        216        229        662        685
     Mutual funds             170        140        104        435        247
     Investment management,
      brokerage and trust
      services                193        199        185        584        535
     Credit fees              201        212        218        618        606
     Trading revenues         190        322        387        797        802
     Underwriting fees and
      other commissions       137        132        145        412        436
     Foreign exchange other
      than trading             88         89         88        258        305
     Net gain (loss) on
      securities, other
      than trading             87        137       (155)       315       (432)
     Securitization revenues   15         22         71         55        388
     Other                    197        246        223        732        599
     -------------------------------------------------------------------------
                            1,611      1,815      1,599      5,185      4,493
     -------------------------------------------------------------------------
     Net interest and
      other income          3,508      3,535      3,221     10,578      9,398
     -------------------------------------------------------------------------
     Non-interest expenses
     Salaries and employee
      benefits              1,126      1,143      1,093      3,456      3,247
     Premises and
      technology              384        360        382      1,115      1,149
     Communications            84         81         86        251        265
     Advertising and
      business development     87         77         66        242        212
     Professional              61         44         47        155        154
     Business and capital
      taxes                    45         40         47        122        136
     Other                    236        222        238        658        692
     -------------------------------------------------------------------------
                            2,023      1,967      1,959      5,999      5,855
     -------------------------------------------------------------------------
     Income before the
      undernoted            1,485      1,568      1,262      4,579      3,543
     Provision for income
      taxes                   399        444        303      1,355        812
     Non-controlling
      interest in net income
      of subsidiaries          24         27         28         77         86
     -------------------------------------------------------------------------
     Net income           $ 1,062    $ 1,097    $   931    $ 3,147    $ 2,645
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Preferred dividends
      paid                     51         49         49        149        137
     -------------------------------------------------------------------------
     Net income available
      to common
      shareholders        $ 1,011    $ 1,048    $   882    $ 2,998    $ 2,508
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average number of
      common shares
      outstanding
      (millions):
       Basic                1,034      1,030      1,017      1,030      1,010
       Diluted              1,036      1,031      1,020      1,032      1,013
     -------------------------------------------------------------------------
     Earnings per common
      share (in
      dollars)(2):
       Basic              $  0.98    $  1.02    $  0.87    $  2.91    $  2.48
       Diluted            $  0.98    $  1.02    $  0.87    $  2.91    $  2.48
     -------------------------------------------------------------------------
     Dividends per
      common share
      (in dollars)        $  0.49    $  0.49    $  0.49    $  1.47    $  1.47
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform to current period presentation.

     (1) Amounts for July 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     (2) The calculation of earnings per share is based on full dollar and share amounts.
     The accompanying notes are an integral part of these interim consolidated financial statements.

     Consolidated Balance Sheet

                                                             As at
     -------------------------------------------------------------------------
                                                July 31   April 30 October 31
     (Unaudited) ($ millions)                      2010       2010       2009
     -------------------------------------------------------------------------
     Assets
     Cash resources
     Cash and non-interest-bearing deposits
      with banks                                $ 3,789    $ 3,743    $ 3,355
     Interest-bearing deposits with banks        41,186     48,047     34,343
     Precious metals                              5,031      5,587      5,580
     -------------------------------------------------------------------------
                                                 50,006     57,377     43,278
     -------------------------------------------------------------------------
     Securities
     Trading                                     65,385     69,219     58,067
     Available-for-sale (Note 2)                 47,613     50,489     55,699
     Equity accounted investments                 4,392      4,305      3,528
     -------------------------------------------------------------------------
                                                117,390    124,013    117,294
     -------------------------------------------------------------------------
     Securities purchased under resale
      agreements                                 27,398     21,315     17,773
     -------------------------------------------------------------------------
     Loans
     Residential mortgages                      118,020    113,771    101,604
     Personal and credit cards                   61,467     60,964     61,048
     Business and government                    103,804    103,199    106,520
     -------------------------------------------------------------------------
                                                283,291    277,934    269,172
     Allowance for credit losses (Note 4)         4,250      4,321      2,870
     -------------------------------------------------------------------------
                                                279,041    273,613    266,302
     -------------------------------------------------------------------------
     Other
     Customers' liability under acceptances       7,421      7,655      9,583
     Derivative instruments                      25,221     22,770     25,992
     Land, buildings and equipment                2,401      2,320      2,372
     Goodwill                                     2,744      2,701      2,908
     Other intangible assets                        568        555        561
     Other assets                                11,234     13,806     10,453
     -------------------------------------------------------------------------
                                                 49,589     49,807     51,869
     -------------------------------------------------------------------------
                                              $ 523,424  $ 526,125  $ 496,516
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and shareholders' equity
     Deposits
     Personal                                 $ 127,856  $ 124,255  $ 123,762
     Business and government                    214,724    221,009    203,594
     Banks                                       22,661     25,985     23,063
     -------------------------------------------------------------------------
                                                365,241    371,249    350,419
     -------------------------------------------------------------------------
     Other
     Acceptances                                  7,421      7,655      9,583
     Obligations related to securities
      sold under repurchase agreements           39,939     40,781     36,568
     Obligations related to securities
      sold short                                 21,433     23,119     14,688
     Derivative instruments                      29,399     27,023     28,806
     Other liabilities                           26,522     23,826     24,682
     Non-controlling interest in subsidiaries       570        539        554
     -------------------------------------------------------------------------
                                                125,284    122,943    114,881
     -------------------------------------------------------------------------
     Subordinated debentures (Note 5)             5,924      5,881      5,944
     -------------------------------------------------------------------------
     Capital instrument liabilities                 500        500        500
     -------------------------------------------------------------------------
     Shareholders' equity
     Capital stock
       Preferred shares                           3,975      3,975      3,710
       Common shares and contributed surplus      5,544      5,358      4,946
     Retained earnings                           21,397     20,894     19,916
     Accumulated other comprehensive income
      (loss) (Note 8)                            (4,441)    (4,675)    (3,800)
     -------------------------------------------------------------------------
                                                 26,475     25,552     24,772
     -------------------------------------------------------------------------
                                              $ 523,424  $ 526,125  $ 496,516
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes are an integral part of these interim consolidated financial statements.

     Consolidated Statement of Changes in Shareholders' Equity

                                                    For the nine months ended
     -------------------------------------------------------------------------
                                                           July 31    July 31
     (Unaudited) ($ millions)                                 2010       2009
     -------------------------------------------------------------------------
     Preferred shares
     Balance at beginning of period                        $ 3,710    $ 2,860
     Issued                                                    265        850
     -------------------------------------------------------------------------
     Balance at end of period                                3,975      3,710
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Common shares and contributed surplus
     Common shares:
     Balance at beginning of period                          4,946      3,829
     Issued                                                    575        939
     -------------------------------------------------------------------------
     Balance at end of period                                5,521      4,768
     -------------------------------------------------------------------------
     Contributed surplus:
     Balance at beginning of period                              -          -
     Stock option expense (Note 9)                              23          -
     -------------------------------------------------------------------------
     Balance at end of period                                   23          -
     -------------------------------------------------------------------------
     Total                                                   5,544      4,768
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning of period                         19,916     18,549
     Net income                                              3,147      2,645
     Dividends: Preferred                                     (149)      (137)
     Common                                                 (1,514)    (1,489)
     Other                                                      (3)        (7)
     -------------------------------------------------------------------------
     Balance at end of period                               21,397     19,561
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Accumulated other comprehensive income (loss)(1)
     Balance at beginning of period as previously reported  (3,800)    (3,596)
     Cumulative effect of adopting new accounting policies       -        595
     -------------------------------------------------------------------------
     Balance at beginning of period as restated             (3,800)    (3,001)
     Other comprehensive income (loss)                        (641)    (1,028)
     -------------------------------------------------------------------------
     Balance at end of period                               (4,441)    (4,029)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period          $ 26,475   $ 24,010
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Consolidated Statement of Comprehensive Income

                                          For the three          For the nine
                                           months ended          months ended
     -------------------------------------------------------------------------
                                     July 31    July 31    July 31    July 31
     (Unaudited) ($ millions)           2010       2009       2010       2009
     -------------------------------------------------------------------------
     Net income                      $ 1,062    $   931    $ 3,147    $ 2,645
     -------------------------------------------------------------------------
     Other comprehensive income
      (loss), net of income
      taxes (Note 8):
       Net change in unrealized
        foreign currency
        translation losses               209     (1,428)      (777)    (1,877)
       Net change in unrealized
        gains (losses) on
        available-for-sale
        securities(l)                     77        937         80        839
       Net change in losses on
        derivative instruments
        designated as cash flow
        hedges                           (52)       138         56         10
     -------------------------------------------------------------------------
     Other comprehensive income
      (loss)(l)                          234       (353)      (641)    (1,028)
     -------------------------------------------------------------------------
     Comprehensive income(l)         $ 1,296    $   578    $ 2,506    $ 1,617
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective
         November 1, 2008 (refer to Note 1 of the Consolidated Financial
         Statements in the 2009 Annual Report for further details).

     The accompanying notes are an integral part of these interim consolidated financial statements.

     Condensed Consolidated Statement of Cash Flows

                                          For the three          For the nine
                                           months ended          months ended
     -------------------------------------------------------------------------
     Sources (uses) of cash flows    July 31    July 31    July 31    July 31
     (Unaudited) ($ millions)           2010       2009       2010       2009
     -------------------------------------------------------------------------
     Cash flows from operating
      activities
     Net income                      $ 1,062    $   931    $ 3,147    $ 2,645
     Adjustments to determine net
      cash flows from (used in)
      operating activities(1)            295        877      1,533      1,775
     Changes in operating assets
      and liabilities:
       Net accrued interest
        receivable and payable            36        155         60        (59)
       Trading securities              3,904        668     (8,001)   (12,533)
       Derivative assets                (842)     5,281     (1,161)    10,941
       Derivative liabilities            791     (2,898)     1,669     (4,491)
       Other, net((1))                 2,975     (4,080)    (2,094)    (7,810)
     -------------------------------------------------------------------------
                                       8,221        934     (4,847)    (9,532)
     -------------------------------------------------------------------------
     Cash flows from financing
      activities
     Deposits                         (8,112)      (812)    18,072      1,330
     Obligations related to securities
      sold under repurchase agreements  (808)    (5,808)     3,887        633
     Obligations related to
      securities sold short           (1,684)      (657)     6,993      2,333
     Subordinated debentures issued        -          -          -      2,000
     Subordinated debentures
      redemptions/repayments               -       (342)       (11)      (342)
     Preferred shares issued               -          -        265        600
     Common shares issued                183        137        548        434
     Cash dividends paid                (558)      (548)    (1,663)    (1,626)
     Other, net                        3,047        245      3,794     (2,119)
     -------------------------------------------------------------------------
                                      (7,932)    (7,785)    31,885      3,243
     -------------------------------------------------------------------------
     Cash flows from investing
      activities
     Interest-bearing deposits
      with banks                       7,597      4,015     (8,855)     6,854
     Securities purchased under
      resale agreements               (6,037)       342     (9,595)     4,570
     Loans, excluding
      securitizations(1)              (8,588)       619    (19,082)    (9,136)
     Loan securitizations                684      2,008      1,850     11,189
     Non-trading securities(1)         6,295        472     10,099     (4,488)
     Land, buildings and equipment,
      net of disposals                  (140)       (17)      (215)      (144)
     Other, net(2)                       (73)       (39)      (669)    (1,604)
     -------------------------------------------------------------------------
                                        (262)     7,400    (26,467)     7,241
     -------------------------------------------------------------------------
     Effect of exchange rate changes
      on cash and cash equivalents        19       (160)      (137)      (218)
     -------------------------------------------------------------------------
     Net change in cash and cash
      equivalents                         46        389        434        734
     Cash and cash equivalents at
      beginning of period              3,743      2,919      3,355      2,574
     -------------------------------------------------------------------------
     Cash and cash equivalents at
      end of period(3)               $ 3,789    $ 3,308    $ 3,789    $ 3,308
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Cash disbursements made for:
     Interest                        $ 2,270    $ 2,699    $ 6,477    $ 9,162
     Income taxes                    $   221    $   262    $ 1,438    $   981
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective
         November 1, 2008 (refer to Note 1 of the Consolidated Financial
         Statements in the 2009 Annual Report for further details).
     (2) For the three and nine months ended July 31, 2010, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil and $203, respectively (July 31, 2009 - $4 and $4), net of non-cash
         consideration of common shares issued from treasury of nil and nil, respectively (July 31, 2009 - nil and $500), and net of non-
         cumulative preferred shares of nil and nil (July 31, 2009 - nil and
         $250 respectively).
     (3) Represents cash and non-interest-bearing deposits with banks.

     The accompanying notes are an integral part of these interim consolidated financial statements.

     Notes to the Interim Consolidated Financial Statements (Unaudited)

     These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).
     They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-
     end audited consolidated financial statements.

     1.  Changes in accounting policies

         There were no new accounting policies adopted in the current fiscal year. Note 1 to the Bank's 2009 annual audited consolidated financial statements describes accounting policy changes.

     2.  Available-for-sale securities

         An analysis of unrealized gains and losses on available-for-sale securities is as follows:

                                                        As at
         ---------------------------------------------------------------------
                                                    July 31, 2010
         ---------------------------------------------------------------------
                                                Gross       Gross
                                           unrealized  unrealized        Fair
         ($ millions)             Cost(1)       gains      losses       value
         ---------------------------------------------------------------------
         Canadian federal
          government debt        $  9,218    $    137    $      2    $  9,353
         Mortgage-backed
          securities(2)            19,898         450          32      20,316
         Canadian provincial
          and municipal debt          816          21           -         837
         U.S. treasury and other
          U.S. agencies' debt         366           1           6         361
         Other foreign
          governments' debt         5,245         227          28       5,444
         Bonds of designated
          emerging markets            194         131           -         325
         Other debt                 8,058         216         183       8,091
         Preferred shares             494          19          63         450
         Common shares              2,216         261          41       2,436
         ---------------------------------------------------------------------
         Total available-for-sale
          securities             $ 46,505    $  1,463    $    355    $ 47,613
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                                        As at
         ---------------------------------------------------------------------
                                                 October 31, 2009
         ---------------------------------------------------------------------
                                                Gross       Gross
                                           unrealized  unrealized        Fair
         ($ millions)             Cost(1)       gains      losses       value
         ---------------------------------------------------------------------
         Canadian federal
          government debt        $ 11,507    $    163    $     68    $ 11,602
         Mortgage-backed
          securities(2)            20,972         488          76      21,384
         Canadian provincial
          and municipal debt        1,164          20           -       1,184
         U.S. treasury and other
          U.S. agencies' debt         706           9          14         701
         Other foreign
          governments' debt         7,703         321          35       7,989
         Bonds of designated
          emerging markets            270         175           -         445
         Other debt                 9,609         224         234       9,599
         Preferred shares             544          17         140         421
         Common shares              2,211         224          61       2,374
         ---------------------------------------------------------------------
         Total available-for-sale
          securities             $ 54,686    $  1,641    $    628    $ 55,699
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Cost for debt securities is amortized cost.
         (2) Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $19,596 (October 31, 2009 -
             $20,864). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

         The net unrealized gain on available-for-sale securities of
         $1,108 million (October 31, 2009 - gain of $1,013 million) decreases to a net unrealized gain of $915 million (October 31, 2009 - gain of $828 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

     3.  Sales of loans through securitizations

         The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended July 31, 2010, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 22.4%, an excess spread of 1.0% and a discount rate of 2.2%. The following table summarizes the Bank's sales.

                                     For the three             For the nine
                                      months ended             months ended
         ---------------------------------------------------------------------
                              July 31  April 30   July 31   July 31   July 31
         ($ millions)            2010      2010      2009      2010      2009
         ---------------------------------------------------------------------
         Net cash
          proceeds(1)        $    684  $    584  $  2,008  $  1,850  $ 11,189
         Retained interest         19        18        62        56       457
         Retained servicing
          liability                (5)       (4)      (13)      (13)      (66)
         ---------------------------------------------------------------------
                                  698       598     2,057     1,893    11,580
         Residential
          mortgages
          securitized(2)          695       590     2,006     1,875    11,253
         ---------------------------------------------------------------------
         Net gain (loss) on
          sale(3)             $     3  $      8  $     51  $     18  $    327
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Excludes insured mortgages which were securitized and retained by the Bank of $3,168 for the three months ended July 31, 2010
             (April 30, 2010 - $132; July 31, 2009 - $16,852) and $3,690 for
             the nine months ended July 31, 2010 (July 31, 2009 - $18,345).
             These assets are classified as available-for-sale securities and have an outstanding balance of $19,596 (refer to Note 2).
         (2) Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the
             Bank in prior periods but retained by the Bank at that time. For the three months and nine months ended July 31, 2010, these were nil and nil respectively (six months ended April 30, 2010 - nil;
             nine months ended July 31, 2009 - $2,126).
         (3) Net of issuance costs.

     4.  Impaired loans and allowance for credit losses

         (a) Impaired loans

                                               As at
         ---------------------------------------------------------------------
                                                          April 30 October 31
                               July 31, 2010                  2010       2009
         ---------------------------------------------------------------------
                                     Specific
         ($ millions)       Gross  allowance(1)     Net        Net        Net
         ---------------------------------------------------------------------
         By loan type:
         Residential
          mortgages       $ 1,920    $   681    $ 1,239    $ 1,135    $   878
         Personal and
          credit cards        819        707        112        153        193
         Business and
          government        2,659      1,412      1,247      1,187      1,492
         ---------------------------------------------------------------------
         Total            $ 5,398(2) $ 2,800(2) $ 2,598    $ 2,475    $ 2,563
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         By geography:
         Canada                                 $   650    $   696    $   719
         United States                              130        145        354
         Other
          international(2)                        1,818      1,634      1,490
         ---------------------------------------------------------------------
         Total                                  $ 2,598    $ 2,475    $ 2,563
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) The specific allowance for impaired loans evaluated on an individual basis totalled $1,406 (April 30, 2010 - $1,286;
             October 31, 2009 - $446).
         (2) Includes $1.3 billion related to the acquisition of R-G Premier
             Bank of Puerto Rico (refer to Note 13). The number is subject to change as the purchase price allocation is not yet finalized.

         (b) Allowance for credit losses

                           As at and for the nine months ended
     -------------------------------------------------------------------------
                                      July 31, 2010
     -------------------------------------------------------------------------
                                                            Other,
                                                          including
                                               Provision   foreign    Balance
                 Balance at                          for  currency     at end
                  beginning    Write-  Recover-   credit    adjust-        of
     ($ millions) of period     offs       ies    losses    ment(1)    period
     -------------------------------------------------------------------------
     Specific       $ 1,381  $(1,109)  $   198   $ 1,029   $ 1,310    $ 2,809
     Sectoral            44        -         -       (44)        -          -
     General          1,450        -         -         -         -      1,450
     -------------------------------------------------------------------------
                    $ 2,875  $(1,109)  $   198   $   985   $ 1,310(3) $ 4,259
     -------------------------------------------------------------------------

     ------------------------------------
                   April 30 October 31
                       2010       2009
     ------------------------------------

                    Balance    Balance
                     at end     at end
     ($ millions) of period  of period
     ------------------------------------
     Specific       $ 2,856(2) $ 1,381(2)
     Sectoral            24         44
     General          1,450      1,450
     ------------------------------------
                    $ 4,330    $ 2,875
     ------------------------------------
     ------------------------------------
     (1) As at July 31, 2010, includes $1,351 in specific allowances and nil of general allowances related to acquisitions (April 30, 2010 -
         $1,436 and nil; October 31, 2009 - $9 and nil).
     (2) As at July 31, 2010, $9 has been recorded in other liabilities
         (April 30, 2010 - $9; October 31, 2009 - $5).
     (3) Includes $1.3 billion related to the acquisition of R-G Premier Bank of Puerto Rico. The number is subject to change as the purchase price allocation is not yet finalized.

     5.  Subordinated debentures

         On December 15, 2009, the Bank repurchased US$10.1 million of
         Floating Rate Subordinated Debentures due August 2085.

     6.  Covered bond trust

         During the third quarter, the Bank issued its first covered bond for
         US$2.5 billion. Scotia Covered Bond Trust (SCB Trust) guarantees payments under the Bank's covered bond program. Canadian Mortgage and
         Housing Corporation insured residential mortgages are the primary assets held by SCB Trust which is a Variable Interest Entity. The
         Bank consolidates SCB Trust as it is exposed to a majority of the variability of its assets. Total assets in SCB Trust as at July 31,
         2010, were comprised of C$3.1 billion of residential mortgages.

     7.  Capital management

         The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank's capital management process are consistent with those in place as at October 31, 2009.

         Regulatory capital ratios

         Regulatory capital ratios are determined in accordance with the revised capital framework based on the international convergence of capital measurement and capital standards: A revised framework, commonly known as Basel II.

         The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
         weighted assets represent the Bank's exposures to credit, market and operational risk and are computed by applying a combination of the
         Bank's internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

         The Bank uses the Advanced Internal Ratings Based approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach between fiscal years 2011 and 2013, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital, and the standardized approach to calculate the operational risk capital requirements.

         The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at July 31, 2010. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at July 31, 2010.

         Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

                                                           As at
         ---------------------------------------------------------------------
                                              July 31    April 30  October 31
         ($ millions)                            2010        2010        2009
         ---------------------------------------------------------------------
         Shareholders' equity per
          consolidated balance sheet        $  26,475   $  25,552   $  24,772
         Components of accumulated other
          comprehensive income excluded
          from Tier 1                            (253)       (228)       (117)
         Capital instrument liabilities -
          trust securities                      3,400       3,400       3,400
         Non-controlling interest in
          subsidiaries                            570         539         554
         Goodwill deduction                    (2,744)     (2,701)     (2,908)
         Other capital deductions(1)           (2,464)     (2,442)     (2,051)
         ---------------------------------------------------------------------
         Tier 1 capital                        24,984      24,120      23,650
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Qualifying subordinated
          debentures, net of amortization       5,824       5,781       5,833
         Trust subordinated notes               1,000       1,000       1,000
         Other net capital items(2)            (2,307)     (2,193)     (1,895)
         ---------------------------------------------------------------------
         Tier 2 capital                         4,517       4,588       4,938
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Total regulatory capital              29,501      28,708      28,588
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Total risk weighted assets         $ 213,021   $ 215,115   $ 221,656
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Capital ratios
         Tier 1 capital ratio                    11.7%       11.2%       10.7%
         Total capital ratio                     13.8%       13.3%       12.9%
         Assets-to-capital multiple              17.1x       17.7x       16.6x
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Comprised of 50% of all investments in certain specified corporations and other items.
         (2) Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity
             securities.

         Significant capital transactions

         Series 30 non-cumulative five-year rate reset preferred shares totaling $265 million were issued on April 12, 2010. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.240625 per share for the initial five-year fixed rate period ending on
         April 25, 2015. The initial dividend was paid on July 28, 2010 in an amount of $0.2822 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1%, multiplied by $25.00. Holders of Series 30 preferred shares have the option to convert their shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter.

         Series 31 preferred shares are entitled to receive floating rate non-
         cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate plus 1%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than
         1,000,000 Series 30 preferred shares issued and outstanding on the applicable Series 30 Conversion Date, all of the issued and outstanding Series 30 preferred shares will automatically be converted on such Series 30 Conversion Date into an equal number of
         Series 31 preferred shares.

         With prior written approval of the Superintendent of Financial
         Institutions Canada, Series 30 preferred shares and, if applicable,
         Series 31 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2015, and every five years thereafter. On all other dates beginning April 26, 2015,
         Series 31 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.

     8.  Accumulated other comprehensive income (loss)

         The components of accumulated other comprehensive income (loss) as at
         July 31, 2010, and other comprehensive income (loss) for the nine months then ended were as follows:

         Accumulated other comprehensive income (loss)

                                       As at and for the nine months ended
         ---------------------------------------------------------------------
                                                July 31, 2010
         ---------------------------------------------------------------------
                                           Opening         Net      Ending
         ($ millions)                      balance      change     balance
         ---------------------------------------------------------------------
         Unrealized foreign
          currency translation
          losses, net of
          hedging activities               $(3,917)    $  (777)    $(4,694)(1)
         Unrealized gains
          (losses) on
          available-for-sale
          securities, net of
          hedging activities                   540          80          620(2)
         Gains (losses) on
          derivative
          instruments
          designated as cash
          flow hedges                         (423)         56        (367)(4)
         ---------------------------------------------------------------------
         Accumulated other
          comprehensive
          income (loss)                    $(3,800)    $  (641)    $(4,441)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                       As at and for the nine months ended
         ---------------------------------------------------------------------
                                                July 31, 2009
         ---------------------------------------------------------------------
                               Opening  Transition         Net      Ending
         ($ millions)          balance      amount      change     balance
         ---------------------------------------------------------------------
         Unrealized foreign
          currency translation
          losses, net of
          hedging activities   $(2,181)    $     -     $(1,877)    $(4,058)(l)
         Unrealized gains
          (losses) on
          available-for-sale
          securities, net of
          hedging activities      (949)        595(3)      839(3)      485(2)
         Gains (losses) on
          derivative
          instruments
          designated as cash
          flow hedges             (466)          -          10        (456)(4)
         ---------------------------------------------------------------------
         Accumulated other
          comprehensive
          income (loss)        $(3,596)    $   595     $(1,028)    $(4,029)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Net of cumulative income tax expense of $762 (July 31, 2009 -
             expense of $636).
         (2) Net of cumulative income tax expense of $295 (July 31, 2009 -
             expense of $260).
         (3) For further details refer to the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008, in
             Note 1 of the Consolidated Financial Statements in the 2009
             Annual Report.
         (4) Net of cumulative income tax benefit of $126 (July 31, 2009 -
             benefit of $192).

         Other comprehensive income (loss)

         The following table summarizes the changes in the components of other comprehensive income (loss).

                                       For the three        For the nine
                                        months ended        months ended
         ---------------------------------------------------------------------
                                      July 31   July 31   July 31   July 31
         ($ millions)                    2010      2009      2010      2009
         ---------------------------------------------------------------------
         Net change in unrealized
          foreign currency
          translation losses
         Net unrealized foreign
          currency translation
          gains (losses)(1)          $    340  $ (2,053) $ (1,083) $ (2,576)
         Net gains (losses) on
          hedges of net
          investments in
          self-sustaining
          foreign operations(2)          (131)      625       306       699
         ---------------------------------------------------------------------
                                          209    (1,428)     (777)   (1,877)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Net change in unrealized
          gains (losses) on
          available-for-sale
          securities
         Net unrealized gains on
          available-for-sale
          securities(3)                   251       719(4)    332       753(4)
         Reclassification of net
          (gains) losses to net
          income(5)                      (174)      218      (252)       86
         ---------------------------------------------------------------------
                                           77       937        80       839
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Net change in losses on
          derivative instruments
          designated as cash
          flow hedges
         Net gains (losses) on
          derivative instruments
          designated as cash
          flow hedges(6)                  (18)      134      (317)     (165)
         Reclassification of net
          (gains) losses to net
          income(7)                       (34)        4       373       175
         ---------------------------------------------------------------------
                                          (52)      138        56        10
         ---------------------------------------------------------------------
         Other comprehensive
          income (loss)              $    234  $   (353) $   (641) $ (1,028)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Net of income tax expense of nil.
         (2) For the three and nine months ended July 31, 2010, net of income tax benefit of $41 and expense of $116, respectively (July 31,
             2009 - expense of $201 and $318, respectively).
         (3) For the three and nine months ended July 31, 2010, net of income tax expense of $110 and $104, respectively (July 31, 2009 -
             expense of $249 and $234, respectively).
         (4) Refer to the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 in Note 1 of the
             Consolidated Financial Statements in the 2009 Annual Report for
             further details.
         (5) For the three and nine months ended July 31, 2010, net of income tax expense of $68 and $97, respectively (July 31, 2009 - benefit of $80 and $74, respectively).
         (6) For the three and nine months ended July 31, 2010, net of income tax benefit of $8 and $116, respectively (July 31, 2009 - expense of $42 and benefit of $46, respectively).
         (7) For the three and nine months ended July 31, 2010, net of income tax expense of $15 and benefit of $164, respectively (July 31,
             2009 - benefit of $5 and $72, respectively).

     9.  Stock based compensation

         Equity Classified Stock Option Plan

         Stock options issued after November 1, 2009, require settlement in shares only and do not contain the tandem share appreciation features, which provide the choice for settlement in cash or shares.
         On December 11, 2009, the Bank granted 3,953,456 options with an exercise price of $47.75 per option and at a weighted average fair value of $8.47 to selected employees, under the terms of the amended
         Employee Stock Option Plan. The Black Scholes option pricing model was used to determine the grant date fair value after incorporating appropriate assumptions as they relate to volatility, expected term, discount rate and dividend yield. These stock options vest evenly over a four-year period and are exercisable no later than 10 years after the date of grant. The fair value on the date of grant is expensed over the vesting period. Where the employee is eligible to retire prior to the vesting date, the fair value is expensed over the period between the grant date and the date of retirement eligibility.
         These expensed amounts are recorded in non-interest expenses in the
         Consolidated Statement of Income with a corresponding credit to contributed surplus within Shareholders' equity in the Consolidated
         Balance Sheet. An amount of $23 million was recorded in contributed surplus as at July 31, 2010.

     10. Employee future benefits

         Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans((1)).

                                     For the three             For the nine
                                      months ended             months ended
         ---------------------------------------------------------------------
                              July 31  April 30   July 31   July 31   July 31
         ($ millions)            2010      2010      2009      2010      2009
         ---------------------------------------------------------------------
         Benefit expenses
         Pension plans       $      6  $      5  $      -  $     15  $    (14)
         Other benefit plans       29        29        29        87        86
         ---------------------------------------------------------------------
                             $     35  $     34  $     29  $    102  $     72
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

     11. Segmented results of operations

         Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking,
         International Banking and Scotia Capital.

         The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in
         Note 1 of the 2009 Consolidated Financial Statements. The only notable accounting measurement difference is the grossing up of tax-
         exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

         Scotiabank's results, and average assets, allocated by these operating segments, are as follows:

                         For the three months ended July 31, 2010
         ---------------------------------------------------------------------
         Taxable equivalent                 Inter-
          basis(1)               Canadian national   Scotia
          ($ millions)            Banking  Banking  Capital  Other(2)   Total
         ---------------------------------------------------------------------
         Net interest income      $ 1,292  $   980  $   271  $  (370) $ 2,173
         Provision for credit
          losses                      163      138      (25)       -      276
         Other income                 679      404      426      102    1,611
         Non-interest expenses        983      754      267       19    2,023
         Provision for income
          taxes                       221      151      150     (123)     399
         Non-controlling interest
          in net income of
          subsidiaries                  -       24        -        -       24
         ---------------------------------------------------------------------
         Net income(3)            $   604  $   317  $   305  $  (164) $ 1,062
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Average assets
          ($ billions)            $   206  $    90  $   169  $    65  $   530
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                        For the three months ended April 30, 2010
         ---------------------------------------------------------------------
         Taxable equivalent                 Inter-
          basis(1)               Canadian national   Scotia
          ($ millions)            Banking  Banking  Capital  Other(2)   Total
         ---------------------------------------------------------------------
         Net interest
          income                  $ 1,287  $   822  $   275  $  (326) $ 2,058
         Provision for credit
          losses                      189      173      (24)       -      338
         Other income                 664      447      583      121    1,815
         Non-interest expenses        954      681      299       33    1,967
         Provision for income
          taxes                       224      100      192      (72)     444
         Non-controlling interest
          in net income of
          subsidiaries                  -       27        -        -       27
         ---------------------------------------------------------------------
         Net income(3)            $   584  $   288  $   391  $  (166) $ 1,097
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Average assets
          ($ billions)            $   201  $    82  $   156  $    66  $   505
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                         For the three months ended July 31, 2009
         ---------------------------------------------------------------------
         Taxable equivalent                 Inter-
          basis(1)               Canadian national   Scotia
          ($ millions)            Banking  Banking  Capital  Other(2)   Total
         ---------------------------------------------------------------------
         Net interest
          income                  $ 1,212  $   979  $   423  $  (438) $ 2,176
         Provision for credit
          losses                      169      179      106      100      554
         Other income                 593      296      681       29    1,599
         Non-interest expenses        933      718      266       42    1,959
         Provision for income
          taxes                       203       38      262     (200)     303
         Non-controlling interest
          in net income of
          subsidiaries                  -       28        -        -       28
         ---------------------------------------------------------------------
         Net income               $   500  $   312  $   470  $  (351) $   931
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Average assets
          ($ billions)            $   193  $    87  $ 181(4) $  45(4) $ 506(4)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Refer above for a discussion of non-GAAP measures.
         (2) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2010 ($70), April 30,
             2010 ($71), and July 31, 2009 ($68), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
         (3) As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury in the first quarter, the net loss for the three months ended July 31, 2010, decreased by $30 million (April 30, 2010 - $34 million).
         (4) Amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (for further details refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual
             Report for further details).

                              For the nine months ended July 31, 2010
         ---------------------------------------------------------------------
         Taxable equivalent                 Inter-
          basis(1)               Canadian national   Scotia
          ($ millions)            Banking  Banking  Capital  Other(2)   Total
         ---------------------------------------------------------------------
         Net interest
          income                  $ 3,877  $ 2,742  $   850  $(1,091) $ 6,378
         Provision for credit
          losses                      532      488      (35)       -      985
         Other income               1,966    1,285    1,605      329    5,185
         Non-interest expenses      2,899    2,141      873       86    5,999
         Provision for income
          taxes                       663      423      540     (271)   1,355
         Non-controlling interest
          in net income of
          subsidiaries                  1       76        -        -       77
         ---------------------------------------------------------------------
         Net income(3)            $ 1,748  $   899  $ 1,077  $  (577) $ 3,147
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Average assets
          ($ billions)            $   202  $    85  $   162  $    63  $   512
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                          For the nine months ended July 31, 2009
         ---------------------------------------------------------------------
         Taxable equivalent                 Inter-
          basis(1)               Canadian national   Scotia
          ($ millions)            Banking  Banking  Capital  Other(2)   Total
         ---------------------------------------------------------------------
         Net interest
          income                  $ 3,505  $ 2,885  $ 1,106  $(1,267) $ 6,229
         Provision for credit
          losses                      512      410      275      127    1,324
         Other income               1,673    1,116    1,549      155    4,493
         Non-interest expenses      2,766    2,219      788       82    5,855
         Provision for income
          taxes                       552      254      494     (488)     812
         Non-controlling interest
          in net income of
          subsidiaries                  -       86        -        -       86
         ---------------------------------------------------------------------
         Net income               $ 1,348  $ 1,032  $ 1,098  $  (833) $ 2,645
         ---------------------------------------------------------------------
         Average assets
          ($ billions)            $   191  $    92  $ 189(4) $    47  $ 519(4)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Refer above for a discussion of non-GAAP measures.
         (2) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2010 ($70), April 30,
             2010 ($71), and July 31, 2009 ($68), and for the nine months ended July 31, 2010 ($216), and July 31, 2009 ($215) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
         (3) As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury in the first quarter, the net loss for the nine months ended July 31, 2010, decreased by $101 million.
         (4) Amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (for further details refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual
             Report for further details).

     12. Financial Instruments

         Risk management

         The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
         Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank's framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2009.

         (a) Credit risk

         Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

         Credit risk exposures

         Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada,
         U.S. and Europe are treated under the Advanced Internal Ratings Based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach.
         Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

         Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

         Exposure at default(l)                   As at
         ---------------------------------------------------------------------
                                                          April 30 October 31
                               July 31, 2010                  2010       2009
         ---------------------------------------------------------------------
                                    Standard-
         ($ millions)      AIRB(2)      ized      Total      Total      Total
         ---------------------------------------------------------------------
         By exposure sub-type
         Non-retail(2)
           Drawn(3)     $ 135,123  $  68,364  $ 203,487  $ 215,490  $ 209,324
           Undrawn
            commitments    51,366      3,898     55,264     54,726     57,887
           Other
            exposures(4)   55,529      2,955     58,484     60,619     62,351
         ---------------------------------------------------------------------
           Total
            non-retail  $ 242,018  $  75,217  $ 317,235  $ 330,835  $ 329,562
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Retail
           Drawn(5)     $ 122,573  $  28,076  $ 150,649  $ 145,756  $ 138,874
           Undrawn
            commitments     6,361          -      6,361      6,137      6,664
         ---------------------------------------------------------------------
           Total
            retail      $ 128,934  $  28,076  $ 157,010  $ 151,893  $ 145,538
         ---------------------------------------------------------------------
         Total          $ 370,952  $ 103,293  $ 474,245  $ 482,728  $ 475,100
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) After credit risk mitigation, excludes available-for-sale equity securities and other assets.
         (2) Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.
         (3) Non-retail drawn includes loans, bankers' acceptances, deposits with banks and available-for-sale debt securities.
         (4) Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
         (5) Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

         Credit quality of non-retail exposures

         The Bank's non-retail portfolio is well diversified by industry. As at July 31, 2010, 82% (April 30, 2010 - 83%; October 31, 2009 - 80%)
         of the AIRB portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. Exposures in the standardized portfolio, mainly in the
         Caribbean and Latin American region, are primarily to non-investment grade counterparties, based on the Bank's internal grade systems.
         There has not been a significant change in concentrations of credit risk since October 31, 2009.

         Credit quality of retail exposures

         The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

         Retail standardized portfolio

         The retail standardized portfolio of $28 billion as at July 31, 2010
         (April 30, 2010 - $27 billion; October 31, 2009 - $25 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin
         American region. Of the total standardized retail exposures,
         $16 billion (April 30, 2010 - $16 billion; October 31, 2009 -
         $13 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below
         80%.

         Loans past due but not impaired(1)

         A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the
         Bank's policy.

                                                          As at
         ---------------------------------------------------------------------
                                                     July 31, 2010
         ---------------------------------------------------------------------
                                                                91
                                       31-60      61-90   days and
         ($ millions)                   days       days    greater      Total
         ---------------------------------------------------------------------
         Residential mortgages     $   1,236  $     485  $     214  $   1,935
         Personal and credit cards       400        215         58        673
         Business and government         499        227        177        903
         ---------------------------------------------------------------------
         Total                     $   2,135  $     927  $     449  $   3,511
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                                          As at
         ---------------------------------------------------------------------
                                                  October 31, 2009
         ---------------------------------------------------------------------
                                                                91
                                       31-60      61-90   days and
         ($ millions)                   days       days    greater      Total
         ---------------------------------------------------------------------
         Residential mortgages     $   1,173  $     463  $     302  $   1,938
         Personal and credit cards       429        220         61        710
         Business and government         342        201        168        711
         ---------------------------------------------------------------------
         Total                     $   1,944  $     884  $     531  $   3,359
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

         (b) Market risk

         Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

         Interest rate risk

         Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

         Interest rate sensitivity

         Based on the Bank's interest rate positions, the following table shows the pro-forma after-tax impact on the Bank's net income over the next twelve months and economic value of shareholders' equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the
         Bank.

                                           As at
     -------------------------------------------------------------------------
                                      July 31, 2010
     -------------------------------------------------------------------------
                             Net income              Economic value of equity
                 -------------------------------------------------------------
     ($            Canadian    Other             Canadian    Other
      millions)      dollar  currencies   Total    dollar  currencies   Total
     -------------------------------------------------------------------------
     100 bp
      increase       $   42    $   92    $  134    $  (51)   $ (279)   $ (330)
     100 bp
      decrease          (14)      (95)     (109)      (29)      324       295
     -------------------------------------------------------------------------
     200 bp
      increase       $   71    $  180    $  251    $ (161)   $ (523)   $ (684)
     200 bp
      decrease          (56)     (194)     (250)      230       623       853
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        As at
     -----------------------------------------------------
                             April 30,           July 31,
                                 2010               2009
     -----------------------------------------------------
                             Economic            Economic
     ($                 Net  value of       Net  value of
      millions)      income    equity    income    equity
     -----------------------------------------------------
     100 bp
      increase       $  101    $ (459)   $  142    $ (253)
     100 bp
      decrease         (175)      400      (156)      236
     -----------------------------------------------------
     200 bp
      increase       $  227    $ (899)   $  284    $ (506)
     200 bp
      decrease         (327)      848      (312)      473
     -----------------------------------------------------
     -----------------------------------------------------

         Non-trading foreign currency risk

         Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

         As at July 31, 2010, a one per cent increase (decrease) in the
         Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $35 million (April 30, 2010 - $36 million; July 31,
         2009 - $46 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at July 31, 2010, would increase (decrease) the
         unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately $193 million (April 30, 2010 - $189 million; July 31,
         2009 - $179 million), net of hedging.

         Equity risk

         Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-
         sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 2.

         Trading portfolio risk management

         Market risk arising from the Bank's trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank's VaR by risk factor:

     One-day VaR by risk factor

     -------------------------------------------------------------------------
                      As at    For the three months ended     As at     As at
                       July            July 31, 2010          April      July
                         31 -------------------------------      30        31
     ($ millions)      2010   Average      High       Low      2010      2009
     -------------------------------------------------------------------------
     Interest rate   $  9.9   $  11.8   $  19.0   $   8.1   $  14.0   $  13.2
     Equities           2.3       3.5       5.5       2.3       3.6       6.5
     Foreign exchange   1.4       1.4       2.3       0.8       1.5       3.1
     Commodities        2.0       2.2       2.7       1.5       1.9       4.4
     Diversification   (6.4)     (6.2)      n/a       n/a      (6.0)    (13.2)
     -------------------------------------------------------------------------
     All-Bank VaR    $  9.2   $  12.7   $  19.5   $   8.3   $  15.0   $  14.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

         Hedges

         There are three main types of hedges for accounting purposes: (i)
         fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

         In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
         The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

         In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $177 million (April 30, 2010 - $167 million; July 31,
         2009 - $220 million). The maximum length of cash flow hedges outstanding was less than 9 years (April 30, 2010 and July 31, 2009 -
         less than 10 years).

         Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $15 million during the three months ended July 31, 2010
         (April 30, 2010 - gain of $44 million; July 31, 2009 - gain of
         $40 million), of which a gain of $7 million (April 30, 2010 - gain of
         $10 million; July 31, 2009 - gain of $26 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the nine months ended July 31, 2010, the Bank recorded a gain of
         $86 million (July 31, 2009 - gain of $88 million) of which a gain of
         $18 million (July 31, 2009 - gain of $35 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

         In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.

         Items designated as trading

         The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income. These portfolios include:

         -  loans to economically hedge the derivative exposure arising from credit derivatives in the trading book transacted on behalf of customers, in order to significantly reduce or eliminate an accounting mismatch.
         -  loans in specifically authorized trading portfolios for which performance is evaluated on a fair value basis.
         -  certain debt and equity investments, in order to reduce an accounting mismatch between these assets and fair value changes in related derivatives.
         -  certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives.

         The following table presents the fair value of assets and liabilities designated as trading and their changes in fair value.

                          Fair value              Change in fair value(l)
                     ---------------------- ----------------------------------
                                               For the three     For the nine
                            As at               months ended     months ended
                     ---------------------------------------------------------
                       July  April October   July  April   July   July   July
                         31     30      31     31     30     31     31     31
     ($ millions)      2010   2010    2009   2010   2010   2009   2010   2009
     -------------------------------------------------------------------------
     Loans hedging
      derivative
      exposures      $2,438 $2,778  $3,542  $ (34) $  90  $ 456  $ 155  $ 684
     Proprietary
      loans               2      2      47      -     (5)    11     (6)    16
     Debt and equity
      investments     3,337  3,796   4,283     60    (24)    10     95    135
     Deposit note
      liabilities(2)     89     87      22     (2)     2      -     (1)    (2)
     -------------------------------------------------------------------------
     (1) These amounts were recorded in trading income except for deposit liabilities and certain debt investments which were recorded in net interest income.
     (2) As at July 31, 2010, the Bank was contractually obligated to pay $88 to the holders of the notes at maturity (April 30, 2010 - $87;
         October 31, 2009 - $22).

         Reclassification of financial assets

         The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective
         August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at July 31, 2010, the fair values of the bond assets and preferred shares were $194 million (April 30, 2010 -
         $212 million; October 31, 2009 - $257 million) and $56 million
         (April 30, 2010 - $64 million; October 31, 2009 - $67 million), respectively.

         Due to the reclassification of bond assets, for the three and nine months ended July 31, 2010, the Bank recorded a pre-tax other comprehensive income gain of $3 million (April 30, 2010 - gain of
         $5 million; July 31, 2009 - gain of $19 million) and a gain of
         $17 million (July 31, 2009 - gain of $16 million), respectively, relating to fair value movements. Due to the reclassification of preferred shares, for the three and nine months ended July 31, 2010, the Bank recorded a pre-tax other comprehensive income gain of
         $1 million (April 30, 2010 - loss of $2 million; July 31, 2009 - gain of $10 million) and a gain of $3 million (July 31, 2009 - gain of
         $8 million), respectively relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.

         Fair value hierarchy

         The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as
         Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

                                                        As at
         ---------------------------------------------------------------------
                                                   July 31, 2010(1)
         ---------------------------------------------------------------------
         ($ millions)                Level 1    Level 2    Level 3      Total
         ---------------------------------------------------------------------
         Assets:
         Trading securities(2)     $  49,431  $  14,757  $   1,197  $  65,385
         Available-for-sale
          securities(3)               13,243     31,838      1,602     46,683
         Derivative instruments          160     24,537        524     25,221
         Liabilities:
         Obligations related to
          securities sold short    $  17,779  $   3,653  $       1  $  21,433
         Derivative instruments          149     27,760      1,490     29,399
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                                        As at
         ---------------------------------------------------------------------
                                                October 31, 2009(1)
         ---------------------------------------------------------------------
         ($ millions)                Level 1    Level 2    Level 3      Total
         ---------------------------------------------------------------------
         Assets:
         Trading securities(2)     $  40,408  $  15,683  $   1,976  $  58,067
         Available-for-sale
          securities(3)               16,485     36,861      1,395     54,741
         Derivative instruments           81     24,683      1,228     25,992
         Liabilities:
         Obligations related to
          securities sold short    $  11,707  $   2,981  $       -  $  14,688
         Derivative instruments          105     26,188      2,513     28,806
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Loans and deposit notes designated as trading are classified as
             Level 2.
         (2) Includes securities designated as trading. Level 2 trading securities are comprised of $4,563 (October 31, 2009 - $4,861) of bonds mainly issued by foreign governments and $10,194
             (October 31, 2009 - $10,822) of corporate bonds and other debt and equity instruments which generally trade in public markets.
         (3) Excludes available-for-sale equity securities that are not quoted in an active market of $930 (October 31, 2009 - $958). Level 2 available-for-sale securities include $3,982 (October 31, 2009 -
             $7,204) of bonds mainly issued by foreign governments and $7,405
             (October 31, 2009 - $8,204) of corporate bonds and other debt instruments which generally trade in public markets. The
             remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada
             Mortgage and Housing Corporation.

     13. Acquisitions

         On April 9, 2010, the Bank's affiliate, Thanachart Bank, acquired a
         48% stake of Thailand's Siam City Bank. Scotiabank owns 49% of
         Thanachart Bank. In accordance with securities laws in Thailand, upon closing of the 48% stake, Thanachart Bank launched a tender offer for the remaining shares in Siam City Bank. Subsequent to completion of the tender offer and any additional regulatory approvals, Thanachart
         Bank and Siam City Bank will be merged. Scotiabank will continue to own 49% of the merged bank, to be known as Thanachart Bank. As part of the financing for this transaction, Scotiabank subscribed to additional shares in Thanachart Bank of approximately $650 million.
         This investment is accounted for under the equity method of accounting.

         On April 30, 2010, the Bank through its subsidiary, Scotiabank de
         Puerto Rico, acquired R-G Premier Bank of Puerto Rico. Under the terms of the transaction, Scotiabank acquired US $5.6 billion in assets, which includes US $5.3 billion in loans covered under a loss-
         sharing agreement with the Federal Deposit Insurance Corporation
         (FDIC). Under this agreement, the FDIC guarantees 80% of loan losses.
         The acquisition also includes US $2.2 billion in deposits with the remainder financed by FDIC. To facilitate the transaction, the capital of Scotiabank de Puerto Rico was increased by a contribution of US $460 million from the Bank. The purchase price allocation has not been finalized as the Bank is completing its valuation of the assets acquired and liabilities assumed.
     >>

     SHAREHOLDER INFORMATION

     Direct deposit service

     Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

     Dividend and Share Purchase Plan

     Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
     For more information on participation in the plan, please contact the transfer agent.

     Dividend dates for 2010

     Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

     <<
         Record Date          Payment Date

         January 5            January 27
         April 6              April 28
         July 6               July 28
         October 5            October 27
     >>

     Annual Meeting date for fiscal 2010

     The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2010, will be held in Halifax, Nova Scotia, on Tuesday, April 5,
2011.

     Duplicated communication

     If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

     Website

     For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

     Conference call and Web broadcast

     The quarterly results conference call will take place on August 31, 2010, at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to
15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of
www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-mail to investor.relations(at)scotiabank.com.
     A telephone replay of the conference call will be available from August
31, 2010, to September 14, 2010, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4343235 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

     Contact information

     Investors:

     Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

     <<
         Scotiabank
         Scotia Plaza, 44 King Street West
         Toronto, Ontario, Canada M5H 1H1
         Telephone: (416) 933-1273
         Fax: (416) 866-7867
         E-mail: investor.relations(at)scotiabank.com
     >>

     Media:

     For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

     <<
         Telephone: (416) 866-3925
         Fax: (416) 866-4988
         E-mail: corpaff(at)scotiabank.com
     >>

     Shareholders:

     For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

     <<
         Computershare Trust Company of Canada
         100 University Avenue, 9th Floor
         Toronto, Ontario, Canada M5J 2Y1
         Telephone: 1-877-982-8767
         Fax: 1-888-453-0330
         E-mail: service(at)computershare.com

         Co-Transfer Agent (U.S.A.)
         Computershare Trust Company N.A.
         250 Royall Street
         Canton, MA 02021 U.S.A.
         Telephone: 1-800-962-4284

         For other shareholder enquiries, please contact the Finance
         Department:

         Scotiabank
         Scotia Plaza, 44 King Street West
         Toronto, Ontario, Canada M5H 1H1
         Telephone: (416) 866-4790
         Fax: (416) 866-4048
         E-mail: corporate.secretary(at)scotiabank.com
     >>

     Rapport trimestriel disponible en francais

     Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.
     The Bank of Nova Scotia is incorporated in Canada with limited liability.

     %SEDAR: 00001289EF %CIK: 0000009631

     /For further information: Peter Slan, Investor Relations, (416) 933-1273;
Ann DeRabbie, Public Affairs, (416) 933-1344/
     (BNS. BNS)

CO:  Scotiabank; Scotiabank - Financial Releases

CNW 07:37e 31-AUG-10